Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 17, commenced January 1, 2015

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires, Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 09.30.15: 21.63%

Interest Held by the Controlling Company in the Votes as of 09.30.15: 57.98%

Capital Status as of 09.30.15 (Note 8 to the Financial Statements):

Figures Stated in Thousands of Pesos for “Subscribed”, “Paid-in” and “Registered” Shares

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,019,042,947	Ordinary Class “B”, Face Value of 1	1	1,019,043	1,019,043	1,019,043

1,300,264,597			1,300,265	1,300,265	1,300,265

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos

	Notes	09.30.15	12.31.14
Assets
Cash and Due from Banks		17,471,826	16,959,205

Cash		4,420,936	4,369,380
Financial Institutions and Correspondents		13,050,890	12,589,825
Argentine Central Bank (B.C.R.A.)		12,876,060	12,466,435
Other Local Financial Institutions		36,960	36,820
Foreign		137,870	86,570

Government and Private Securities	3	17,064,019	10,010,150

Holdings Recorded at Fair Market Value		3,552,662	2,446,230
Holdings Recorded at their Acquisition Cost plus the I.R.R.		1,008,975	316,773
Instruments Issued by the Argentine Central Bank		12,502,330	7,246,751
Investments in Listed Private Securities		52	396

Loans	4 and 5	82,839,727	66,608,201

To the Non-financial Public Sector		17,118	15,556
To the Financial Sector		317,438	192,545
Interbank Loans (Call Money Loans Granted)		15,000	182
Other Loans to Local Financial Institutions		289,000	150,058
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		13,438	42,305
To the Non-financial Private Sector and Residents Abroad		85,905,694	69,015,019
Overdrafts		6,092,864	3,986,633
Promissory Notes		21,261,466	16,303,892
Mortgage Loans		1,897,158	1,661,062
Collateral Loans		487,028	499,971
Personal Loans		8,399,666	6,995,637
Credit Card Loans		45,656,316	37,348,043
Others		1,369,460	1,598,476
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		1,185,020	970,185
Unearned Discount		(442,837)	(348,222)
Unallocated Collections		(447)	(658)
Allowances	6	(3,400,523)	(2,614,919)

Other Receivables Resulting from Financial Brokerage		10,833,866	6,797,613

Argentine Central Bank		1,653,804	1,377,804
Amounts Receivable for Spot and Forward Sales to be Settled		3,689,989	135,408
Securities Receivable under Spot and Forward Purchases to be Settled		1,399,673	250,822
Premiums from Bought Options		45,323	—
Others Not Included in the Debtor Classification Regulations	7	2,566,472	3,581,004
Unlisted Notes	5	1,011,897	930,240
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.13	40,018	117,016
Others Included in the Debtor Classification Regulations	5	614,026	591,041
Accrued Interest and Adjustments Receivable Included in the Debtor Classification Regulations	5	794	367
Allowances		(188,130)	(186,089)

Receivables from Financial Leases		991,231	1,047,963

Receivables from Financial Leases	5	983,787	1,039,579
Accrued Interest and Adjustments Receivable	5	22,909	21,443
Allowances		(15,465)	(13,059)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos

	Notes	09.30.15	12.31.14
Equity Investments	9	51,559	51,795

In Financial Institutions		4,670	4,240
Others		48,068	49,488
Allowances		(1,179)	(1,933)

Miscellaneous Receivables		2,201,972	1,760,516

Receivables for Assets Sold	5	6,990	8,864
Minimum Presumed Income Tax – Tax Credit	1.15	9,019	8,446
Others	10	2,349,064	1,861,635
Other Accrued Interest and Adjustments Receivable		13,898	22,411
Allowances		(176,999)	(140,840)

Bank Premises and Equipment	11	2,046,782	1,553,718

Miscellaneous Assets	12	718,800	404,312

Intangible Assets	13	1,960,533	1,800,622

Goodwill		17,734	24,990
Organization and Development Expenses		1,942,799	1,775,632

Unallocated Items		11,345	13,564

Other Assets	14	350,263	306,819

Total Assets		136,541,923	107,314,478

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos

	Notes	09.30.15	12.31.14
Liabilities
Deposits		82,420,385	64,666,037

Non-financial Public Sector		827,631	1,674,488
Financial Sector		24,566	34,612
Non-financial Private Sector and Residents Abroad		81,568,188	62,956,937
Checking Accounts		19,002,547	15,281,662
Savings Accounts		20,674,172	16,897,334
Time Deposits		40,196,301	29,509,765
Investment Accounts		373,538	250,951
Others		617,143	469,506
Accrued Interest, Adjustments and Exchange Rate Differences Payable		704,487	547,719

Other Liabilities Resulting from Financial Brokerage		32,671,028	25,401,369

Argentine Central Bank		6,870	7,478
Others		6,870	7,478
Banks and International Entities		1,180,634	717,287
Unsubordinated Notes	16	8,516,898	7,869,526
Amounts Payable for Spot and Forward Purchases to be Settled		1,236,334	250,636
Securities to be Delivered under Spot and Forward Sales to be Settled		3,947,519	136,945
Premiums from Options Written		14,586	—
Loans from Local Financial Institutions		1,136,045	1,100,311
Interbank Loans (Call Money Loans Received)		171,055	3,000
Other Loans from Local Financial Institutions		951,308	1,080,386
Accrued Interest Payable		13,682	16,925
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.13	16,432	118,218
Others	17	16,317,904	14,946,540
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	297,806	254,428

Miscellaneous Liabilities		3,996,623	3,380,664

Dividends Payable Pending Settlement(*)		13,632	—
Directors’ and Syndics’ Fees		32,352	28,098
Others	18	3,950,639	3,352,566

Provisions	19	443,948	365,783

Subordinated Notes	16	2,301,945	2,065,815

Unallocated Items		30,477	39,924

Other Liabilities	20	445,584	367,436

Minority Interest in Controlled Companies		991,844	781,026

Total Liabilities		123,301,834	97,068,054

Shareholders’ Equity		13,240,089	10,246,424

Total Liabilities and Shareholders’ Equity		136,541,923	107,314,478

(*)	Settlement pending authorization by the Argentine Central Bank.

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	09.30.15	12.31.14
Debit		160,434,063	115,620,165

Contingent		27,288,160	21,860,839

Loans Obtained (Unused Balances)		121,000	150,000
Guarantees Received		18,732,669	13,176,310
Contingencies re. Contra Items		8,434,491	8,534,529

Control		94,284,072	71,321,827

Loans Classified as Irrecoverable		3,305,939	3,394,233
Others	21	88,173,475	65,387,606
Control re. Contra Items		2,804,658	2,539,988

Derivatives	8	32,597,242	16,072,977

“Notional” Value of Call Options Bought		439,925	—
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		16,594,802	9,284,396
Interest Rate Swaps		70,000	240,269
Derivatives re. Contra Items		15,492,515	6,548,312

Trust Accounts		6,264,589	6,364,522

Trust Funds	22	6,264,589	6,364,522

Credit		160,434,063	115,620,165

Contingent		27,288,160	21,860,839

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	5,539,122	5,965,652
Guarantees Granted to the Argentine Central Bank		1,956	2,148
Other Guarantees Granted Included in the Debtor Classification Regulations	5	688,562	426,214
Other Guarantees Granted not Included in the Debtor Classification Regulations		696,371	686,551
Others Included in the Debtor Classification Regulations	5	1,195,085	737,862
Others not Included in the Debtor Classification Regulations		313,395	716,102
Contingencies re. Contra Items		18,853,669	13,326,310

Control		94,284,072	71,321,827

Checks and Drafts to be Credited		2,059,352	1,614,617
Others		745,306	925,371
Control re. Contra Items		91,479,414	68,781,839

Derivatives	8	32,597,242	16,072,977

“Notional” Value of Call Options Written		518,694	—
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		14,973,821	6,548,312
Derivatives re. Contra Items		17,104,727	9,524,665

Trust Accounts		6,264,589	6,364,522

Trust Liabilities re. Contra Items		6,264,589	6,364,522

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.15	09.30.14
Financial Income		17,836,852	14,884,079

Interest on Loans to the Financial Sector		43,825	134,391
Interest on Overdrafts		1,296,143	1,167,692
Interest on Promissory Notes		3,509,328	2,642,426
Interest on Mortgage Loans		258,200	242,858
Interest on Collateral Loans		64,310	62,747
Interest on Credit Card Loans		6,689,928	4,666,051
Interest on Financial Leases		155,184	165,468
Interest on Other Loans		2,352,996	2,662,289
Net Income from Government and Private Securities		3,094,243	1,972,669
Net Income from Options		4,298	—
Interest on Other Receivables Resulting from Financial Brokerage		87,503	146,181
Net Income from Secured Loans - Decree No. 1387/01		2,895	2,937
C.E.R. Adjustment		4,118	1,118
Exchange Rate Differences on Gold and Foreign Currency		159,492	—
Others		114,389	1,017,252

Financial Expenses		9,310,512	7,558,539

Interest on Savings Account Deposits		2,214	1,430
Interest on Time Deposits		5,962,633	4,904,308
Interest on Interbank Loans Received (Call Money Loans)		25,713	17,797
Interest on Other Loans from Financial Institutions		66,417	104,328
Interest on Other Liabilities Resulting From Financial Brokerage		1,348,399	1,122,537
Interest on Subordinated Notes		266,399	228,797
Other Interest		64,025	60,038
C.E.R. Adjustment		214	286
Contributions Made to Deposit Insurance Fund		358,823	72,060
Exchange Rate Differences on Gold and Foreign Currency		—	21,223
Others		1,215,675	1,025,735

Gross Financial Brokerage Margin		8,526,340	7,325,540

Provision for Loan Losses		1,523,147	1,893,729

Income from Services		8,187,778	5,907,251

Related to Lending Transactions		1,589,811	1,199,076
Related to Borrowing Transactions		1,333,884	900,113
Other Commissions		264,324	170,214
Others	24	4,999,759	3,637,848

Expenses from Services		2,521,551	1,807,937

Commissions		1,062,102	874,561
Others	24	1,459,449	933,376

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.15	09.30.14
Administrative Expenses		9,163,454	6,698,510

Personnel Expenses		5,066,205	3,818,633
Directors’ and Syndics’ Fees		84,035	60,734
Other Fees		270,669	161,357
Advertising and Publicity		383,916	309,463
Taxes		867,058	612,653
Depreciation of Bank Premises and Equipment	11	156,191	126,725
Amortization of Organization Expenses	13	440,864	231,625
Other Operating Expenses		1,094,694	820,230
Others		799,822	557,090

Net Income from Financial Brokerage		3,505,966	2,832,615

Income from Insurance Activities	25	1,267,903	868,596

Minority Interest		(249,085)	(152,810)

Miscellaneous Income		850,987	799,606

Net Income from Equity Investments		99,475	162,953
Penalty Interest		243,664	230,266
Loans Recovered and Allowances Reversed		224,153	223,420
Others	24	283,695	182,967

Miscellaneous Losses		337,574	309,706

Penalty Interest and Charges in favor of the Argentine Central Bank		381	29
Provisions for Losses on Miscellaneous Receivables and Other Provisions		181,083	192,444
C.E.R. Adjustment		—	1
Amortization of Differences Arising from Court Resolutions		3,345	3,395
Depreciation and Losses from Miscellaneous Assets	12	1,103	804
Amortization of Goodwill	13	7,256	5,348
Others	24	144,406	107,685

Net Income before Income Tax		5,038,197	4,038,301

Income Tax	1.14	1,944,532	1,583,108

Net Income for the Period	27	3,093,665	2,455,193

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.15	09.30.14
Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	23,054,015	15,823,881
Cash at Period-end	29	26,916,708	19,730,519

Net Increase in Cash (in Constant Currency)		3,862,693	3,906,638

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		(575,414)	(3,412,111)
Loans
To the Financial Sector		(66,250)	123,091
To the Non-financial Public Sector		4,136	126
To the Non-financial Private Sector and Residents Abroad		(3,008,267)	3,842,277
Other Receivables Resulting from Financial Brokerage		660,329	1,479,800
Receivables from Financial Leases		211,218	256,938
Deposits
From the Financial Sector		(10,046)	6,332
From the Non-financial Public Sector		(846,857)	208,536
From the Non-financial Private Sector and Residents Abroad		12,191,426	2,378,970
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		141,287	22,003
Others (Except from Liabilities Included in Financing Activities)		924,285	1,418,200
Collections related to Income from Services		10,106,800	7,260,095
Payments related to Expenses for Services		(2,306,795)	(1,607,324)
Administrative Expenses Paid		(9,225,607)	(6,941,343)
Payment of Organization and Development Expenses		(607,272)	(484,721)
Collection for Penalty Interest, Net		243,664	230,266
Differences Arising from Court Resolutions Paid		(3,345)	(3,395)
Collection of Dividends from Other Companies		66,033	76,233
Other Collections related to Miscellaneous Profits and Losses		(15,455)	79,392
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(927,968)	(979,483)
Other Operating Activities, Net		(234,513)	(298,920)
Income Tax and Minimum Presumed Income Tax Payment		(1,513,739)	(1,045,693)

Net Cash Flow Provided by Operating Activities		5,207,650	2,609,269

Investing Activities
Payments for Bank Premises and Equipment, Net		(645,513)	(171,301)
Payments for Miscellaneous Assets, Net		(318,159)	(83,943)
Payments for Equity Investments		—	(49,376)
Collections for Equity Investments		10,045	40,099

Net Cash Flow Used in Investing Activities		(953,627)	(264,521)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.15	09.30.14
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Notes		(750,323)	12,166
Argentine Central Bank
Others		(608)	(1,132)
Banks and International Entities		349,278	669,879
Subordinated Notes		(238,591)	(346,037)
Distribution of Dividends		(136,800)	(245,425)
Loans from Local Financial Institutions		(197,688)	(68,496)

Net Cash Flow (Used in) / Provided by Financing Activities		(974,732)	20,955

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		583,402	1,540,935

Net Increase in Cash		3,862,693	3,906,638

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, with the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the regulations of the National Securities Commission (“C.N.V.” Text amended in 2013). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries.

The financial statements of the Company have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A., the Company’s main equity investment, is a financial institution subject to the Argentine Central Bank regulations, and pursuant to the regulations of the C.N.V. (text amended in 2013), the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which differ in certain significant respects from Argentine GAAP. (see Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from Argentine GAAP in force in Buenos Aires, in particular as regards the valuation of investments in Secured Loans and certain Government Securities, recoverable values and deferral of acquisition expenses. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

These consolidated financial statements include the balances of its subsidiary abroad: Banco Galicia Uruguay S.A. (in liquidation). The conversion into Pesos of this subsidiary’s accounting balances was made in accordance with the following:

i.	Assets and liabilities were converted into Pesos in accordance with item 1.2 of this Note.

ii.	Allotted capital has been computed for the related amounts actually disbursed.

iii.	Retained earnings were determined as the difference between assets, liabilities and the allotted capital.

iv.	Net income for the period was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at period-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

CONSIDERATION OF THE EFFECTS OF INFLATION:

Argentine GAAP in force in Buenos Aires provide for that financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncements Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

F.A.C.P.C.E. These GAAP provide for that the adjustment for inflation shall be applied upon an inflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. Financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, the adjustment for inflation having been discontinued as of such date, pursuant to the provisions of Argentine GAAP in force in Buenos Aires and the requirements of Decree No. 664/03 of the National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of Buenos Aires established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

Even though the variation of the index determined by the Argentine GAAP does not determine the application of the adjustment for inflation, pursuant to the aforementioned, when reading and analyzing these financial statements one should take into consideration the existence of successive fluctuations in significant economic variables, which took place during the past fiscal years.

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet, Schedules and Notes corresponds to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents corresponds to the same period of the previous fiscal year.

Certain figures in the consolidated financial statements for the year ended December 31, 2014 and the nine-month period ended September 30, 2014 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the period/fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of September 30, 2015, December 31, 2014 and September 30, 2014, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 9.4192, $ 8.5520 and $ 8.4643, respectively) set by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

1.3. GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. is charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. is charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account.

b.4. Argentine Saving Bond for Economic Development (BAADE – Bono Argentino de Ahorro para el Desarrollo Económico) and Saving Promissory Note for Economic Development (Pagaré de Ahorro para el Desarrollo Económico), acquired through primary subscription. These are recorded at their acquisition cost, the monthly accrual of the I.R.R. being charged to income.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of September 30, 2015 and December 31, 2014, taking into account the above-mentioned valuation criteria, Grupo Financiero Galicia S.A. records its holdings according to the following:

1.3.1. Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion is applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

1.3.2. Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this account, the Company records the Argentine Saving Bond for Economic Development (BAADE), among others.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion is applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3.3. Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

1.3.4. Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank which are included in the volatilities list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank which are not included in the volatilities list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantee and in repo transactions, when appropriate.

1.4. ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

Banco de Galicia y Buenos Aires S.A. received deposits accruing a variable-rate yield pursuant to the Argentine Central Bank regulations. The fixed-rate yield of each transaction is accrued as per the above-mentioned paragraph, while variable-rate yield is accrued by applying the portion of the agreed yield to the positive variation in the underlying asset’s price, which is taken as a basis for determining said variation, occurred between the original arrangement term and the end of the month (See item 1.13. of this Note).

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1. Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2. Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3. Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts — with government-sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4. Unlisted Notes

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.6. RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7. EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8. BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the rest of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

1.9. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

1.10. MISCELLANEOUS LIABILITIES

1.10.1. Liabilities – Customers Fidelity Program “Quiero”

The fair value of the points assigned to customers through the “Quiero” Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of September 30, 2015 and December 31, 2014, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $ 246,198 and $ 202,465, respectively.

1.11. ALLOWANCES AND PROVISIONS

1.11.1. Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Grupo Financiero Galicia S.A.’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11.2. Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3. Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12. NEGATIVE GOODWILL

The Company recorded a negative goodwill. This stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of June 30, 2010. As of December 31, 2014, such goodwill amounted to $ 49,562 (net of accumulated amortizations), and was recorded under “Liabilities – Provisions”. As of September 30, 2015, such goodwill has been fully amortized.

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations in that regard.

1.13. DERIVATIVES AND HEDGING TRANSACTIONS

1.13.1. Forward Purchase-Sale of Foreign Currency without Delivery of the Underlying Asset

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

Forward purchase and sale transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

1.13.2. Interest Rate Swaps

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

Sale transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded in the category “Balances from Interest Rate Swaps to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as appropriate.

1.13.3. Call Options Bought and Written on Gold Futures without Delivery of the Underlying Asset

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The deposit date, the term to exercise the option and the underlying asset are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period-end, equivalent to the variable yield, have been recognized in income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have been accrued on a straight-line basis during the currency of the agreement.

Call options bought and written on gold futures have been recorded under “Memorandum Accounts – Debit-Derivatives - Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

1.14. INCOME TAX

Pursuant to the Argentine Central Bank regulations, at the subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.15. MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of September 30, 2015 and December 31, 2014, the Company has assets for $ 9,019 and $ 8,446, respectively.

The breakdown of outstanding tax credits and their probable expiration date are detailed below:

Date of Generation	Tax Credit as of		Expiration Date
	09.30.15	12.31.14
2004	—	10	2014
2005	76	76	2015
2006	148	148	2016
2007	319	318	2017
2008	363	363	2018
2009	583	583	2019
2010	1,629	1,629	2020
2011	1,458	1,458	2021
2012	1,714	1,714	2022
2013	1,881	2,135	2023
2014	2,306	3,659	2024
2015	2,872	—	2025

	13,349	12,093

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 4,330 and $ 3,647, respectively, since its recovery is not likely at the issuance date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in Buenos Aires are detailed below:

1.16.1. Accounting for Income Tax according to the Deferred Tax Method

The subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets amounting to $ 385,727 as of September 30, 2015, and to $ 337,726 as of December 31, 2014.

1.16.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their current value.

As of September 30, 2015 and December 31, 2014, the application of this criterion would determine an increase in Shareholders’ Equity of about $ 49,567 and $ 7,958, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.16.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

1.16.4. Debt Securities and Participation Certificates in Financial Trusts

As of September 30, 2015, there exist no differences between book and market values of the Galtrust I Financial Trust, while as of December 31, 2014, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity would have been reduced by $ 5,982.

1.16.5. Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the moment of the purchase. Such negative goodwill is recorded under “Liabilities – Provisions”.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of September 30, 2015, the negative goodwill balance has been fully amortized, while as of December 31, 2014, such balance amounted to $ 49,562.

1.16.6. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16.7. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiary for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. These principles require that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, when appropriate.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

1.16.8. Penalties Imposed on and Summary Proceedings Brought against Financial Institutions

Communiqué “A” 5689 of the Argentine Central Bank provides for that, as from January 2015, financial institutions shall establish provisions for 100% of the administrative and/or disciplinary penalties, and those of a criminal nature with a judgment from a lower court, imposed or commenced by the Argentine Central Bank, the Financial Information Unit (U.I.F. as per its initials in Spanish - Unidad de Información Financiera), the C.N.V. and the Argentine Superintendency of Insurance, which have been notified to Banco de Galicia y Buenos Aires S.A., regardless their level of importance, even when there are legal or administrative measures that stop the payment of fines, and whichever the legal stage of the case. Furthermore, it provides for financial institutions shall inform such penalties in a note to the financial statements, whether they are determined or not, as well as the summary proceedings commenced by the Argentine Central Bank, as from the moment the institution is given notice thereof.

Pursuant to Argentine GAAP in force in Buenos Aires, such contingencies shall be recorded under liabilities when the possibility their effects take place is high and they can be appropriately determined in terms of currency. These shall as well be informed in notes to the financial statements. Contingencies which occurrence is considered to be remote shall not be included in the financial statements or the notes thereto, while those which possibility of occurrence is not considered remote but do not meet the requirements to be recorded under liabilities shall only be informed in notes to the financial statements.

1.17. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the International Accounting Standards Board (the “I.A.S.B.”) for certain entities included within the public offering system, whether because of their capital or their notes, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the C.N.V.´s Pronouncements (Text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

With regard to the requirements set forth in the aforementioned article, the following is detailed:

•	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 94.33% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

•	93.46% of Grupo Financiero Galicia’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	Grupo Financiero Galicia S.A. has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In February 2014, the Argentine Central Bank decided financial institutions should comply with the I.F.R.S., and established an implementation schedule for such standards, to be effective for fiscal years starting on January 1, 2018. As mentioned above, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of the compliance process. On March 20, 2015, it has approved the Implementation Plan required by regulations, which Plan was submitted to this body on March 27, 2015.

In compliance with the provisions of Communiqué “A” 5635, at the meeting held on September 16, 2015, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the first report on the progress made during the six-month period from March to September 2015. Furthermore, on September 25, 2015, Banco de Galicia y Buenos Aires S.A.’s Audit Committee approved the Special Internal Audit Report related to the Implementation Plan’s level of progress with regard to achieving compliance with the International Financial Reporting Standards (I.F.R.S.). Both reports were filed with the Argentine Central Bank on September 28, 2015.

Banco de Galicia y Buenos Aires S.A. is currently working on the initial accounting assessment process, by reviewing the main I.F.R.S. to be applied as well as the most significant changes in relation to measurement and disclosure aspects with regard to the Argentine Central Bank regulations.

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	09.30.15
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	69,099	100.00000	100.00000
Cobranzas Regionales S.A. (***)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (****)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (****)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (****)	Ordinary	4,787,962	60.00000	60.00000
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

(*)	Ordinary shares A and B.
(**)	With a F.V. of 1000. During this period, the Extraordinary Shareholders’ Meeting of Banco Galicia Uruguay S.A. (in liquidation) decided to redeem shares for an amount equivalent to US$ 1,880.
(***)	With a F.V. of 100.
(****)	With a F.V. of 10.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.14
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	110,530	100.00000	100.00000
Cobranzas Regionales S.A. (***)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (****)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (****)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (****)	Ordinary	4,787,962	60.00000	60.00000
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

(*)	Ordinary shares A and B.
(**)	With a F.V. of 1000.
(***)	With a F.V. of 100.
(****)	With a F.V. of 10.

Information as of:	09.30.15
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	115,822,887	103,057,734	12,765,153	2,865,901
Banco Galicia Uruguay S.A. (in liquidation)	37,589	9,250	28,339	(7,586)
Cobranzas Regionales S.A.	45,504	22,797	22,707	4,358
Cobranzas y Servicios S.A.	74,725	13,627	61,098	19,382
Compañía Financiera Argentina S.A.	3,711,002	2,501,504	1,209,498	86,867
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	105,744	30,601	75,143	71,221
Galicia Broker Asesores de Seguros S.A.	12,891	7,360	5,531	1,224
Galicia Retiro Compañía de Seguros S.A.	121,784	104,797	16,987	125
Galicia Seguros S.A.	1,191,644	741,432	450,212	85,063
Galicia Valores S.A.	59,835	12,738	47,097	5,758
Galicia Warrants S.A.	95,283	53,105	42,178	27,010
Net Investment S.A.	196	6	190	17
Procesadora Regional S.A.	13,614	4,335	9,279	(9,250)
Sudamericana Holding S.A.	487,260	8,198	479,062	90,296
Tarjeta Naranja S.A.	15,434,800	12,288,816	3,145,984	865,225
Tarjetas Cuyanas S.A.	3,891,061	3,150,979	740,082	206,321
Tarjetas del Mar S.A.	1,011,665	894,547	117,118	24,756
Tarjetas Regionales S.A.	4,117,595	8,916	4,108,679	1,066,413

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.14			09.30.14
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	88,745,948	78,846,696	9,899,252	2,323,801
Banco Galicia Uruguay S.A. (in liquidation)	54,174	5,482	48,692	(2,459)
Cobranzas Regionales S.A.	31,828	13,479	18,349	2,677
Cobranzas y Servicios S.A.	59,864	18,147	41,717	10,652
Compañía Financiera Argentina S.A.	3,713,415	2,590,784	1,122,631	87,963
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	79,547	25,268	54,279	32,857
Galicia Broker Asesores de Seguros S.A.	11,075	6,028	5,047	776
Galicia Retiro Compañía de Seguros S.A.	109,980	93,546	16,434	459
Galicia Seguros S.A.	841,475	533,796	307,679	55,499
Galicia Valores S.A.	157,036	115,697	41,339	13,390
Galicia Warrants S.A.	46,313	19,135	27,178	11,553
Net Investment S.A.	179	6	173	19
Procesadora Regional S.A.	26,221	7,693	18,528	1,898
Sudamericana Holding S.A.	400,339	13,280	387,059	58,976
Tarjeta Naranja S.A.	13,866,206	11,435,447	2,430,759	453,351
Tarjetas Cuyanas S.A.	3,263,641	2,680,939	582,702	151,631
Tarjetas del Mar S.A.	711,249	599,837	111,412	16,307
Tarjetas Regionales S.A.	3,225,285	23,019	3,202,266	631,270

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following: (i) to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831, with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties; (ii) to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties; (iii) to request the National Securities Commission allow the immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831; (iv) to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and (v) to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831. The unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.) on September 12, 2014.

On April 7, 2014, Banco de Galicia y Buenos Aires S.A. presented Grupo Financiero Galicia S.A. with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price. On April 15, 2014, Grupo Financiero Galicia S.A.’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock, and paid 25% of the total agreed price, which amounted to $ 39,482. The remaining 75% was paid on October 10, 2014.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

During the fiscal year 2014, Galicia Cayman Ltd. transferred its domicile to the Republic of Argentina. The company was registered at the Bureau of Legal Entities (Dirección de Personas Jurídicas) of the Province of Mendoza under the name Galicia Cayman S.A.

Banco de Galicia y Buenos Aires S.A.’s Extraordinary Shareholders’ Meeting held in November 2014 approved the merger by absorption of Galicia Cayman S.A., effective since October 1, 2014, as agreed in the Preliminary Merger Agreement entered into by the aforementioned companies. The merger by absorption of Galicia Cayman S.A.’s Shareholders’ Equity into Banco de Galicia y Buenos Aires S.A. led to the dissolution without liquidation of the former pursuant to the provisions of Section 82 of the Corporations Law. The C.N.V. authorized such merger in July 2015. On September 23, 2015, the Bureau of Legal Entities (Dirección de Personas Jurídicas) of the Province of Mendoza decided to cancel Galicia Cayman S.A.’s registration with the Public Registry of Commerce.

Tarjetas del Mar S.A.’s General Extraordinary Shareholders’ Meeting, held in May 2014, decided to increase the capital stock in the amount of $ 31,919, which was completely subscribed by Sociedad Anónima Importadora y Exportadora de la Patagonia. By virtue of the aforementioned decision, the company’s capital stock is composed as follows: Banco de Galicia y Buenos Aires S.A.: 58.8% interest; Compañía Financiera Argentina S.A.: 1.2% interest; Sociedad Anónima Importadora y Exportadora de la Patagonia: 40% interest.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under “Minority Interest in Consolidated Controlled Companies”.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

The minority interest percentages at period/fiscal year-end are the following:

Information as of:	09.30.15	12.31.14
Cobranzas Regionales S.A.	23.00000%	23.00000%
Galicia Broker Asesores de Seguros S.A.	0.00561%	0.00561%
Galicia Retiro Compañía de Seguros S.A.	0.00009%	0.00009%
Galicia Seguros S.A.	0.00022%	0.00022%
Procesadora Regional S.A.	21.85000%	21.85000%
Tarjeta Naranja S.A.	23.00000%	23.00000%
Tarjetas Cuyanas S.A.	23.00000%	23.00000%
Tarjetas del Mar S.A.	40.00000%	40.00000%
Tarjetas Regionales S.A.	23.00000%	23.00000%

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of September 30, 2015 and December 31, 2014, holdings of government and private securities were as follows:

	09.30.15	12.31.14
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	3,552,662	2,446,230

Total Holdings Recorded at Fair Market Value	3,552,662	2,446,230

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	1,008,975	316,773

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	1,008,975	316,773

Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	5,236,276	3,581,267
Argentine Central Bank Bills for Repo Transactions	2,206,176	16,768
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	5,059,878	3,648,716

Total Instruments Issued by the Argentine Central Bank	12,502,330	7,246,751

Total Government Securities	17,063,967	10,009,754

Private Securities
Shares	52	396

Total Private Securities	52	396

Total Government and Private Securities	17,064,019	10,010,150

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 4. LOANS

The lending activities carried out by Grupo Financiero Galicia S.A.’s subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of September 30, 2015 and December 31, 2014, the Company’s loan portfolio was classfied as follows:

	09.30.15	12.31.14
Non-financial Public Sector	17,118	15,556
Financial Sector	317,438	192,545
Non-financial Private Sector and Residents Abroad	85,905,694	69,015,019
With Preferred Guarantees	2,887,449	2,694,778
With Other Collateral	12,331,475	9,462,570
With No Collateral	70,686,770	56,857,671

Subtotal	86,240,250	69,223,120

Allowance for Loan Losses	(3,400,523)	(2,614,919)

Total	82,839,727	66,608,201

Such loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan classification criteria set forth by the Argentine Central Bank is as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description
Normal	Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up – Under Negotiation or under Refinancing Agreements	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

With Problems	Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.

Uncollectible	Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description
Normal Performance	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Inadequate Performance	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.

Deficient Performance	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

Difficult Collection	It includes customers with payments in arrears of more than 180 days and up to one year, or who are subject to judicial proceedings for collection, if their payments in arrears do not exceed one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The category “financing” includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	09.30.15	12.31.14
Loans	86,240,250	69,223,120
Other Receivables Resulting from Financial Brokerage	1,626,717	1,521,648
Receivables from Financial Leases	1,006,696	1,061,022
Miscellaneous Receivables	6,990	8,864
Contingent Liabilities	7,422,769	7,129,728

Total	96,303,422	78,944,382

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2015 and December 31, 2014, the classification of debtors was as follows:

	09.30.15	12.31.14
COMMERCIAL LOAN PORTFOLIO
Normal	32,841,572	27,020,828

Backed by Preferred Guarantees and Counter-guarantees “A”	570,995	447,835
Backed by Preferred Guarantees and Counter-guarantees “B”	2,343,926	2,012,876
With No Preferred Guarantees or Counter-guarantees	29,926,651	24,560,117

With Special Follow-Up – Under Observation	223,578	287,414

Backed by Preferred Guarantees and Counter-guarantees “A”	—	1,200
Backed by Preferred Guarantees and Counter-guarantees “B”	96,077	68,426
With No Preferred Guarantees or Counter-guarantees	127,501	217,788

With Problems	104,461	30,311

Backed by Preferred Guarantees and Counter-guarantees “A”	303	3,275
Backed by Preferred Guarantees and Counter-guarantees “B”	8,333	925
With No Preferred Guarantees or Counter-guarantees	95,825	26,111

High Risk of Insolvency	68,661	50,773

Backed by Preferred Guarantees and Counter-guarantees “B”	21,029	28,101
With No Preferred Guarantees or Counter-guarantees	47,632	22,672

Uncollectible	30,765	5

Backed by Preferred Guarantees and Counter-guarantees “B”	1,284	—
With No Preferred Guarantees or Counter-guarantees	29,481	5

Total Commercial Loan Portfolio	33,269,037	27,389,331

	09.30.15	12.31.14
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	58,978,176	47,911,247

Backed by Preferred Guarantees and Counter-guarantees “A”	39,907	24,108
Backed by Preferred Guarantees and Counter-guarantees “B”	1,154,797	1,209,530
With No Preferred Guarantees or Counter-guarantees	57,783,472	46,677,609

Low Risk	1,098,898	1,219,774

Backed by Preferred Guarantees and Counter-guarantees “A”	238	357
Backed by Preferred Guarantees and Counter-guarantees “B”	10,195	11,129
With No Preferred Guarantees or Counter-guarantees	1,088,465	1,208,288

Medium Risk	697,577	761,724

Backed by Preferred Guarantees and Counter-guarantees “A”	—	7,414
Backed by Preferred Guarantees and Counter-guarantees “B”	7,089	—
With No Preferred Guarantees or Counter-guarantees	690,488	754,310

High Risk	1,187,784	1,340,987

Backed by Preferred Guarantees and Counter-guarantees “A”	784	85
Backed by Preferred Guarantees and Counter-guarantees “B”	6,068	8,413
With No Preferred Guarantees or Counter-guarantees	1,180,932	1,332,489

Uncollectible	1,067,451	317,835

Backed by Preferred Guarantees and Counter-guarantees “B”	14,148	8,912
With No Preferred Guarantees or Counter-guarantees	1,053,303	308,923

Uncollectible due to Technical Reasons	4,499	3,484

With No Preferred Guarantees or Counter-guarantees	4,499	3,484

Total Commercial and Housing Loan Portfolio	63,034,385	51,555,051

Grand Total	96,303,422	78,944,382

The management and mitigation of credit risk are described in Note 35 on risk management policies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses as of September 30, 2015 and December 31, 2014 were the following:

	09.30.15	12.31.14
Balances at Beginning of Fiscal Year	2,614,919	2,128,647
Increases	1,491,028	2,327,363
Decreases	705,424	1,841,091
Reversals	232,564	1,000
Uses	472,860	1,840,091

Balances at Period-end	3,400,523	2,614,919

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of September 30, 2015 and December 31, 2014, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was the following:

	09.30.15	12.31.14
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,253,561	1,889,597
Others	1,312,911	1,691,407

Total	2,566,472	3,581,004

NOTE 8. DERIVATIVE INSTRUMENTS

The amount of forward purchase and sale transactions as of period-/fiscal year-end, net of eliminations between affiliated companies, when appropriate:

Item	Underlying Asset	Type of Settlement	Amount as of
			09.30.15	12.31.14
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Settlement on a daily basis	16,380,578	9,284,396
Sales	Foreign currency	Settlement on a daily basis	12,517,874	4,773,359
Purchases by Customers	Foreign currency	Settlement on a daily basis	214,224	—
Sales by Customers	Foreign currency	Settlement on a daily basis	2,455,947	1,774,953
Interest Rate Swaps
Swaps	Others	Settlement on a daily basis	40,000	51,000
Swaps from Customers	Others	Settlement on a daily basis	30,000	189,269
Call Options Bought and Written on Dollar Futures
Call Options Bought on Dollar	Dollar	Settlement on a daily basis	439,925	—
Call Options Written on Dollar	Dollar	Settlement on a daily basis	518,694	—

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. EQUITY INVESTMENTS

As of September 30, 2015 and December 31, 2014, the breakdown of “Equity Investments” was as follows:

	09.30.15	12.31.14
In Financial Institutions, Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	4,670	4,240
Mercado de Valores de Buenos Aires S.A.	5,445	8,141
Prisma Medios de Pagos S.A. (Ex Visa Argentina S.A.)	7,836	7,836
Others	829	828

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	18,780	21,045

In Non-financial Institutions
Aguas Cordobesas S.A.	8,911	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A.	14,446	12,979
Others	1,191	1,383

Total Equity Investments in Non-financial Institutions	33,958	32,683

Provisions	(1,179)	(1,933)

Total	51,559	51,795

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of September 30, 2015 and December 31, 2014, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	09.30.15	12.31.14
Sundry Debtors	299,186	462,365
Deposits as Collateral	1,152,434	734,689
Tax Advances	645,074	475,620
Payments in Advance	212,964	155,224
Others	39,406	33,737

Total	2,349,064	1,861,635

NOTE 11. BANK PREMISES AND EQUIPMENT

As of September 30, 2015 and December 31, 2014, the breakdown of “Bank Premises and Equipment” was as follows:

	09.30.15	12.31.14
Real Estate	1,888,832	1,455,854
Furniture and Fixtures	437,990	391,075
Machines and Equipment	1,008,493	853,147
Vehicles	23,437	17,761
Others	18,485	16,425
Accumulated Depreciation	(1,330,455)	(1,180,544)

Total	2,046,782	1,553,718

As of September 30, 2015 and September 30, 2014, the depreciation charge amounted to $ 156,191 and $ 126,725, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 12. MISCELLANEOUS ASSETS

As of September 30, 2015 and December 31, 2014, the breakdown of “Miscellaneous Assets” was as follows:

	09.30.15	12.31.14
Work in Progress	398,002	202,405
Advances for Purchase of Assets	113,736	37,440
Works of Art	1,619	1,554
Assets under Lease	1,323	1,097
Assets Acquired through Foreclosures	4,132	3,620
Stationery and Office Supplies	53,378	49,487
Other Miscellaneous Assets	146,610	108,709

Total	718,800	404,312

As of September 30, 2015 and September 30, 2014, the depreciation and loss charge amounted to $ 1,103 and $ 804, respectively.

NOTE 13. INTANGIBLE ASSETS

As of September 30, 2015 and December 31, 2014, the breakdown of “Intangible Assets” was as follows:

	09.30.15	12.31.14
Goodwill Net of Accumulated Amortization amounting to $ 31,731 and $ 24,475, respectively	17,734	24,990
Organization and Development Expenses Net of Accumulated Amortization amounting to $ 1,362,888 and $ 1,839,448, respectively	1,942,799	1,775,632

Total	1,960,533	1,800,622

As of September 30, 2015 and September 30, 2014, the amortization charge amounted to $ 448,120 and $ 236,973, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to the insurance activity. As of September 30, 2015 and December 31, 2014, the breakdown of this account was the following:

	09.30.15	12.31.14
Premiums Receivable	356,639	298,882
Receivables from Reinsurers	—	9,507
Commissions Receivable	4,758	2,357
Others	1,705	1,874
Allowances	(12,839)	(5,801)

Total	350,263	306,819

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2015, the balances recorded by such institution as computable items are as follows:

Item	$	US$	Euros(*)
Checking Accounts at the Argentine Central Bank	6,291,670	679,807	15
Special Guarantees Accounts at the Argentine Central Bank	1,362,744	2,300	—
Special Checking Accounts at the Argentine Central Bank for Social Security Purposes	14,844	—	—

Total Computable Items to Meet Minimum Cash Requirements	7,669,258	682,107	15

(*)	Stated in thousands of US$.

As of September 30, 2015, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a) Cash and Government Securities

- For transactions carried out at RO.F.EX. and at M.A.E.	$641,101
- For debit / credit cards transactions	$489,424
- For attachments	$147
- Liquidity required to conduct transactions as agents at the C.N.V.	$16,873
- For the contribution to the M.A.E.’s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	$19,092
- For other transactions	$8,979

b) Special Guarantees Accounts

Special guarantees accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2015 amounted to $ 1,384,408.

c) Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$1,956

d) Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.

•	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

e) Contributions to Garantizar S.G.R.’s Risk Fund

Banco de Galicia y Buenos Aires S.A., in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years. As of September 30, 2015, the Bank’s contribution amounts to $ 60,000.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

f) Guarantees Granted for Direct Obligations

As of September 30, 2015, Banco de Galicia y Buenos Aires S.A. has recorded $ 632,487 as collateral for credit lines granted by the International Finance Corporation (IFC), and the related transactions have been allocated to the resources provided thereby.

As collateral for the funds requested, through the Argentine Central Bank, from the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Micro-, Small- and Medium-sized Companies, Banco de Galicia y Buenos Aires S.A. used promissory notes. As of September 30, 2015, the balance of secured loans was $ 25,500.

Furthermore, as of September 30, 2015, Banco de Galicia y Buenos Aires S.A. used promissory notes as collateral for the loans granted within the Credit Program to the Provinces of San Juan and Mendoza for the amount of $ 18,750.

As of September 30, 2015, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 3,299,250, while as of December 31, 2014 it was $ 2,626,634.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As of September 30, 2015, the ability to freely dispose of the following assets is restricted, as follows:

a) Cash and Government Securities

- For debit / credit cards transactions	$7,287
- For attachments	$473
- For other transactions	$9,491
- Liquidity required to conduct transactions as agents at the C.N.V.	$2,717

As of the date of these financial statements, attachments are fully included in a provision.

b) Special Guarantees Accounts

There are special guarantees accounts open at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2015 amounted to $ 17,438.

As of December 31, 2014, the total amount of restricted assets for the aforementioned items was $ 26,530.

GALICIA VALORES S.A.

As of September 30, 2015, this company holds two shares of Mercado de Valores de Buenos Aires S.A., while as of December 31, 2014 it held three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance policy covering transactions for $ 4,300 and $ 6,450, respectively.

TARJETAS DEL MAR S.A.

As of September 30, 2015 and December 31, 2014, this company has $ 110 and $ 121, respectively, as guarantees related to certain real property lease agreements.

TARJETA NARANJA S.A.

As of September 30, 2015 and December 31, 2014, Tarjeta Naranja S.A. has been levied attachments in connection with lawsuits for $ 220. In addition, as of such same dates, it has paid $ 350 as guarantees regarding certain tax issues.

As of September 30, 2015 and December 31, 2014, the company has paid $ 1,717 and $ 1,514, respectively, as guarantees related to certain real property lease agreements.

As of September 30, 2015 and December 31, 2014, Tarjeta Naranja S.A. has performed guarantees for $ 141,134 and $ 131,783, respectively, with the Rosario Futures Exchange (RO.F.E.X), through instruments issued by the Argentine Central Bank, for hedging transactions carried out with such market.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of notes, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company’s business.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

TARJETAS REGIONALES S.A.

As of December 31, 2014, Tarjetas Regionales S.A. has performed guarantees for $ 8,552 with RO.F.E.X, which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with the aforementioned institution.

TARJETAS CUYANAS S.A.

As of December 31, 2014, Tarjetas Cuyanas S.A. has performed guarantees for $ 9,002 with RO.F.E.X, which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with the aforementioned institution.

NOTE 16. NOTES

There follows a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$ 100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14. Authorization of the increase, Resolution No. 17064 dated 04.25.13

Banco de Galicia y Buenos Aires S.A.	US$ 2,000,000	Simple notes, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03

Banco de Galicia y Buenos Aires S.A.	US$ 342,500	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10

Compañía Financiera Argentina S.A.	US$ 250,000	Simple notes, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

Tarjeta Naranja S.A.	US$ 650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15.

Tarjetas Cuyanas S.A.	US$ 250,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10. Authorization of the increase, Resolution No. 17072 dated 05.02.13

(*)	Or its equivalent in any other currency.

Banco de Galicia y Buenos Aires S.A. has the following Subordinated Notes outstanding issued under the Global Program of US$ 2,000,000 as of the close of the period/fiscal year:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Date of Issuance	Currency	Residual F.V. (US$) as of 09.30.15		Term	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
						09.30.15	12.31.14
05.18.04	US$	234,989	(**)	(1)	(2)	2,301,945	2,065,815	12.29.03 and 04.27.04

(*)	It includes principal and interest net of expenses.
(**)	This amount includes US$ 16,778 of the capitalization of interest services due July 1, 2014, January 2, 2015 and July 1, 2015, on the account of the payment-in-kind (by means of Notes due 2019).

The net proceeds of the above-mentioned issue of Notes were used to refinance the foreign debt in accordance with Section 36 of the Law on Notes, the Argentine Central Bank regulations, and other applicable regulations.

(1)	These Notes shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, since Notes due 2014 have been fully repaid.
(2)	Interest on Notes due 2019 shall be payable in cash and in additional Notes due 2019, semi-annually in arrears on January 1 and July 1 of each year. Interest payable in cash shall accrue at an annual fixed rate of 11%, as from January 1, 2014, being due on January 1, 2019.

Interest payable in kind (by means of Notes due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Notes are previously redeemed.

The Company has the following Notes outstanding issued under these Global Programs as of the close of the period/fiscal year:

												Issuance Authorized
Company	Date of Placement	Currency	Class No.	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value(*)		by the C.N.V.
										09.30.15	12.31.14
Grupo Financiero Galicia S.A.	01.30.14	$	V Series I		$101,800	Simple	18 months	07.31.15	Variable Badlar + 4.25%	—	105,901	04.25.13
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II		$78,200	Simple	36 months	01.31.17	Variable Badlar + 5.25%	81,641	81,481	04.25.13
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series I		$140,155	Simple	18 months	04.23.16	Variable Badlar + 3.25%	146,582	145,804	10.03.14
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II		$109,845	Simple	36 months	10.23.17	Variable Badlar + 4.25%	115,090	114,860	10.03.14
Grupo Financiero Galicia S.A.	07.27.15	$	VII		$160,000	Simple	24 months	07.27.17	(1)	167,693	—	07.16.15
Banco de Galicia y Bs. As. S.A.	05.04.11	US$	—	US$	300,000	Simple	84 months	—	(2)	2,921,388	2,590,300	11.04.05 and 11.11.10

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(1)	Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months.
(2)	Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011. The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
										09.30.15	12.31.14
Compañía Financiera Argentina S.A.	10.17.13	$	X Series II		$124,000	Simple	18 months	04.17.15	Variable Badlar + 4.25%	—	130,070	09.27.13
Compañía Financiera Argentina S.A.	04.16.14	$	XI Series I		$49,900	Simple	9 months	01.11.15	Variable Badlar + 2.97%	—	52,287	04.08.14
Compañía Financiera Argentina S.A.	04.16.14	$	XI Series II		$150,100	Simple	18 months	10.16.15	Variable Badlar + 4.30%	155,927	155,034	04.08.14
Compañía Financiera Argentina S.A.	09.24.14	$	XII Series I		$50,000	Simple	270 days	06.20.15	Variable Badlar + 2.47%	—	49,970	09.16.14
Compañía Financiera Argentina S.A.	09.24.14	$	XII Series II		$200,000	Simple	24 months	09.24.16	Variable Badlar + 4.00%	200,227	200,200	09.16.14
Compañía Financiera Argentina S.A.	12.09.14	$	XIII Series I		$128,900	Simple	270 days	09.05.15	Fixed Rate at 27.50%	—	130,724	11.26.14
Compañía Financiera Argentina S.A.	12.09.14	$	XIII Series II		$77,375	Simple	24 months	12.09.16	Variable Badlar + 4.40%	75,800	75,747	11.26.14
Compañía Financiera Argentina S.A.	05.05.15	$	XIV		$249,000	Simple	21 months	02.05.17	27.24% fixed up to the ninth month, then variable Badlar rate + 4.25%	255,317	—	04.15.15
Compañía Financiera Argentina S.A.	07.30.15	$	XV		$210,000	Simple	21 months	04.30.17	27.99% fixed up to the ninth month, then variable Badlar rate + 4.50%	219,009	—	07.22.15
Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$	200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	1,278,845	1,780,297	01.14.11
Tarjeta Naranja S.A.	08.09.13	$	XXII Series II		$114,020	Simple	549 days	02.09.15	Variable Badlar + 3.75%	—	118,447	07.18.13
Tarjeta Naranja S.A.	12.04.13	$	XXIII Series II		$152,174	Simple	547 days	06.04.15	Variable Badlar +4.50%	—	155,127	11.20.13
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series I		$173,800	Simple	546 days	08.26.15	Variable Badlar + 4%	—	174,403	02.14.14
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series II		$33,500	Simple	1096 days	02.26.17	Variable Badlar + 5%	34,278	34,102	02.14.14
Tarjeta Naranja S.A.	04.30.14	$	XXV Series I		$79,968	Simple	365 days	04.30.15	Variable Badlar + 2.89%	—	83,176	04.21.14
Tarjeta Naranja S.A.	04.30.14	$	XXV Series II		$170,032	Simple	731 days	04.30.16	Variable Badlar + 4.15%	172,413	171,017	04.21.14
Tarjeta Naranja S.A.	07.11.14	$	XXVI Series I		$138,500	Simple	365 days	07.11.15	Variable Badlar + 2.60%	—	145,114	07.01.14

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
									09.30.15	12.31.14
Tarjeta Naranja S.A.	07.11.14	$	XXVI Series II	$161,500	Simple	731 days	07.11.16	Variable Badlar + 3.99%	170,421	169,060	07.01.14
Tarjeta Naranja S.A.	10.03.14	$	XXVII Series I	$165,000	Simple	365 days	10.03.15	Variable Badlar + 2.72%	175,497	173,118	09.19.14
Tarjeta Naranja S.A.	10.03.14	$	XXVII Series II	$158,000	Simple	731 days	10.03.16	Variable Badlar + 3.95%	159,784	158,505	09.19.14
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series I	$186,500	Simple	270 days	10.19.15	Annual Nominal Fixed at 27.50%	197,364	—	01.09.15
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series II	$129,000	Simple	731 days	01.22.17	Variable Badlar + 4.50%	132,719	—	01.09.15
Tarjeta Naranja S.A. (1)	—	—	XXVIII	—	Simple	—	—	—	—	(24)	01.09.15
Tarjeta Naranja S.A.	04.27.15	$	XXIX	$334,030	Simple	731 days	04.27.17	27.75% Mixed Rate / Badlar + 4.50%	339,456	—	04.16.15
Tarjeta Naranja S.A.	06.29.15	$	XXX	$400,000	Simple	731 days	06.29.17	27.75% Mixed Rate / Badlar + 4.50%	397,121	—	06.18.15
Tarjeta Naranja S.A. (2)	—	$	XXXI	—	Simple	—	—	—	(24)	—	04.19.17
Tarjetas Cuyanas S.A.	11.07.13	$	XII Series II	$175,000	Simple	546 days	05.07.15	Variable Badlar + 4.20%	—	178,186	10.28.13
Tarjetas Cuyanas S.A.	02.17.14	$	XIII Series I	$173,200	Simple	546 days	08.17.15	Variable Badlar + 4.00%	—	178,527	02.06.14
Tarjetas Cuyanas S.A.	05.16.14	$	XIV Series I	$54,250	Simple	365 days	05.16.15	Variable Badlar + 3%	—	55,805	05.07.14
Tarjetas Cuyanas S.A.	05.16.14	$	XIV Series II	$145,750	Simple	731 days	05.16.16	Variable Badlar + 4.15%	148,222	148,072	05.07.14
Tarjetas Cuyanas S.A.	08.01.14	$	XV	$133,530	Simple	365 days	08.03.15	Variable Badlar + 2.40%	—	138,448	07.22.14
Tarjetas Cuyanas S.A.	08.01.14	$	XVI	$116,470	Simple	731 days	08.01.16	Variable Badlar + 3.40%	121,161	121,121	07.22.14
Tarjetas Cuyanas S.A.	10.31.14	$	XVII	$156,140	Simple	365 days	10.31.15	Variable Badlar + 3.15%	162,467	161,941	10.21.14
Tarjetas Cuyanas S.A.	10.31.14	$	XVIII	$114 000	Simple	731 days	10.31.16	Variable Badlar + 4%	118,782	118,446	10.21.14
Tarjetas Cuyanas S.A.	02.20.15	$	XIX Series I	$221,400	Simple	270 days	11.17.15	Annual Nominal Fixed at 27.5%	228,406	—	02.06.15

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(1)	It corresponds to issuance expenses for Class XXVIII Notes.
(2)	It corresponds to issuance expenses for Class XXXI Notes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
									09.30.15	12.31.14
Tarjetas Cuyanas S.A.	02.20.15	$	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar + 4.95%	77,767	—	02.06.15
Tarjetas Cuyanas S.A.	06.10.15	$	XX	$300,000	Simple	549 days	12.10.16	Annual Nominal Fixed at 27.90%	304,586	—	06.01.15
Tarjetas Cuyanas S.A.	08.12.15	$	XXI	$232,000	Simple	550 days	02.12.17	Annual Nominal Fixed at 27.50%	240,740	—	07.29.15
Total									8,798,679	8,095,266

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

Furthermore, as of September 30, 2015 and December 31, 2014, Banco de Galicia y Buenos Aires S.A. holds past due Notes, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual F.V. (US$) as of 09.30.15	Type	Term	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
						09.30.15	12.31.14
11.08.93	US$	468	Simple	10 years	9%	9,929	14,630	10.08.93

(*)	It includes principal and interest.

As of September 30, 2015, Banco de Galicia y Buenos S.A. records in its portfolio Notes due 2018 for the amount of $ 53,445, while as of December 31, 2014, it recorded Notes due 2018 for the amount of $ 46,743.

In October 2015, Tarjeta Naranja S.A. issued Class XXXI Notes for a total amount of $ 370,851. This issuance was carried out in only one series, maturing in April 2017. Such Notes shall accrue interest on a quarterly basis at a 27% annual fixed rate during the first three months and at a variable rate (Badlar plus a 4.5% annual margin) for the remaining fifteen months. The first interest payment shall be on January 19, 2016, while the amortization shall be paid in only one installment upon maturity. After period-end, Class XXVII, Series I, and Class XXVIII, Series I, Notes were repaid.

On October 16, 2015, Compañía Financiera Argentina S.A. repaid Class XI, Series II Notes through the payment of $ 159,672 as amortization of principal and the corresponding interest services.

In October 2015, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance of Class XXII Notes for a maximum global face value of up to $ 300,000. This issuance shall be carried out for a reference face value of $ 150,000. Principal shall be paid in only one installment 36 months after the issuance date. Notes shall accrue interest at a mixed interest rate. Interest shall be paid on a quarterly basis. The company is currently carrying out the issuance of the aforementioned Notes. After period-end, Class XVII Notes were repaid.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of September 30, 2015 and December 31, 2014, the breakdown of “Other Liabilities Resulting from Financial Brokerage - Others” was as follows:

	09.30.15	12.31.14
Collections and Other Transactions on Account of Third Parties	1,332,300	1,585,354
Liabilities due to Financing of Purchases	11,985,544	10,893,132
Other Withholdings and Additional Withholdings	1,179,973	923,616
Correspondent Transactions on Our Account	54,457	64,752
Liabilities Subject to Minimum Cash Requirements	159,905	200,414
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	1,433,211	1,150,754
Commissions Accrued Payable	59,543	60,845
Others	112,971	67,673

Total	16,317,904	14,946,540

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of September 30, 2015 and December 31, 2014, the breakdown of “Miscellaneous Liabilities - Others” was as follows:

	09.30.15	12.31.14
Sundry Creditors	915,023	646,583
Taxes Payable	1,996,679	1,770,144
Salaries and Social Security Contributions Payable	815,318	749,190
Others	223,619	186,649

Total	3,950,639	3,352,566

NOTE 19. PROVISIONS

As of September 30, 2015 and December 31, 2014, the breakdown of “Provisions” was as follows:

	09.30.15	12.31.14
Severance Payments	18,324	11,041
Contingent Commitments	4,649	2,635
Other Contingencies	415,784	297,791
Negative Goodwill (Note 1.12)	—	49,562
Differences due to Dollarization of Judicial Deposits	5,191	4,754

Total	443,948	365,783

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of September 30, 2015 and December 31, 2014, the breakdown of this account was the following:

	09.30.15	12.31.14
Debts with Insureds	138,314	117,763
Debts with Reinsurers	5,931	14,218
Debts with Co-insurers	852	436
Debts with Insurance Brokers	61,116	45,506
Statutory Reserves	225,175	176,987
Others	14,196	12,526

Total	445,584	367,436

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of September 30, 2015 and December 31, 2014, the breakdown of “Control Debit Accounts - Others” was as follows:

	09.30.15	12.31.14
Securities Held in Custody	58,113,410	38,365,118
Values for Collection	11,064,417	9,711,137
Security Agent Function	14,270,265	12,962,470
Others	4,725,383	4,348,881

Total	88,173,475	65,387,606

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date(1)
		$	US$
12.07.10	Fondo Fiduciario Aceitero	6,473	—	12.31.15
07.26.11	Tecsan III	22,264	—	07.28.16
03.21.12	Latinoamericana III	623	—	12.31.15
04.29.13	Profertil	730	116,500	04.30.18
07.01.13	Ribeiro	49,244	—	06.30.16
10.21.13	Sinteplast	5	—	10.27.16
12.20.13	Los Cipreses	3	—	12.28.16
12.28.13	Citrícola Ayui	32	—	01.28.17
09.12.14	Coop. de Trabajadores Portuarios	1,026	—	09.12.16
12.22.14	Cliba	2	—	06.22.18

	Total	80,402	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
10.12.05	Hydro I	89	—	09.05.16	(2)
12.05.06	Faid 2011	16	—	12.31.15	(3)
12.06.06	Gas I	31,530	—	12.31.15	(3)
09.05.07	Saturno VII	9	—	12.31.15	(3)
05.06.08	Agro Nitralco II	1,230	—	12.31.15	(3)
05.14.09	Gas II	4,423,418	—	12.31.22	(3)
02.10.11	Cag S.A.	71,611	—	09.30.16	(3)
04.25.11	Faid 2015	16,923	—	02.29.16	(3)
06.08.11	Mila III	1,271	—	10.31.16	(3)
09.01.11	Mila IV	1,682	—	06.30.17	(3)
09.14.11	Cag S.A. II	22,499	—	09.30.16	(3)
10.07.11	Sursem III	52	—	12.31.15	(3)
05.31.12	Fideicred Agro Series I	40	—	12.31.15	(3)
12.27.12	Pla I	150	—	08.31.16	(3)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
04.03.13	Welfas I	12,105	—	12.31.15(3)
04.17.13	Sursem IV	70	—	12.31.15(3)
09.18.13	Don Mario Semillas Series I	153	—	12.31.15(3)
11.05.13	Pla II	17,904	—	12.31.16(3)
11.21.13	Comafi Prendas I	13,184	—	12.31.16(3)
02.13.14	Mila V	26,427	—	06.30.19(3)
06.06.14	Mila VI	28,374	—	10.31.19(3)
06.18.14	Red Surcos II	1,955	—	10.31.15(3)
07.08.14	Don Mario Semillas Series II	238	—	12.31.15(3)
07.24.14	Fideicred Atanor III	213	—	12.31.15(3)
07.22.14	Don Mario Semillas Series III	291	—	12.31.15(3)
07.25.14	Fedicred Agro Series II	19,409	—	12.31.15(3)
10.03.14	Mila VII	39,802	—	02.28.20(3)
10.22.14	Gleba I	417	—	12.31.16(3)
12.02.14	Mas Cuotas Series I	20,140	—	05.01.17(3)
01.13.15	Red Surcos III	33,329	—	09.30.16(3)
01.27.15	Mila VIII	44,380	—	06.30.20(3)
05.18.15	Mila IX	68,044	—	10.31.20(3)
07.16.15	Mas Cuotas Series II	156,377	—	11.15.16(3)
08.24.15	Mila X	33,518	—	07.31.21(3)

	Totals	5,086,850	—

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Class I Notes for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured Notes, in order that the latter can guarantee compliance thereof until the redemption of such Notes.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of September 30, 2015 amount to US$ 34,372 and $ 64, while as of December 31, 2014 said balances amounted to US$ 34,129 and $ 8,125.

c.2) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of September 30, 2015 and December 31, 2014, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408, respectively.

c.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2015 and December 31, 2014, the balance recorded from these transactions amounts to US$ 116,500.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of September 30, 2015 and December 31, 2014 are detailed as follows.

Assets	09.30.15	12.31.14
Cash and Due from Banks	7,931,748	8,006,938
Government and Private Securities	3,683,290	1,253,341
Loans	3,627,939	2,799,713
Other Receivables Resulting from Financial Brokerage	1,790,237	878,860
Receivables from Financial Leases	17,834	23,835
Equity Investments	4,779	4,390
Miscellaneous Receivables	24,068	25,094
Unallocated Items	76	87
Other Assets	523	7,090

Total	17,080,494	12,999,348

Liabilities	09.30.15	12.31.14
Deposits	6,606,964	4,822,285
Other Liabilities Resulting from Financial Brokerage	7,502,195	6,290,038
Miscellaneous Liabilities	12,021	21,637
Subordinated Notes	2,301,945	2,065,815
Unallocated Items	116	95
Other Liabilities	430	7,248

Total	16,423,671	13,207,118

The management and mitigation of currency risk are described in Note 35 on risk management policies.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Income from Services	09.30.15	09.30.14
Commissions from Cards	3,707,900	2,584,521
Commissions from Insurance	316,905	200,011
Others	974,954	853,316

Total	4,999,759	3,637,848

Expenses from Services	09.30.15	09.30.14
Turnover Tax	573,973	429,964
Related to Credit Cards	420,751	213,022
Others	464,725	290,390

Total	1,459,449	933,376

Miscellaneous Income	09.30.15	09.30.14
Income from Sale of Bank Premises and Equipment	1,444	2,344
Income from Transactions with Miscellaneous Assets	4,277	2,962
Leases	2,572	918
Adjustments and Interest from Miscellaneous Receivables	153,163	98,539
Others	122,239	78,204

Total	283,695	182,967

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Miscellaneous Losses	09.30.15	09.30.14
Adjustment to Interest on Miscellaneous Liabilities	544	572
Claims	33,727	23,121
Donations	26,317	17,482
Turnover Tax	15,044	12,766
Charges for Administrative, Disciplinary and Criminal Penalties	1,418	—
Others	67,356	53,744

Total	144,406	107,685

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of September 30, 2015 and 2014, the breakdown of “Income from Insurance Activities” was as follows:

	09.30.15	09.30.14
Premiums and Surcharges Accrued	1,721,573	1,195,451
Claims Accrued	(237,993)	(174,354)
Surrenders	(2,940)	(3,031)
Life and Ordinary Annuities	(3,045)	(2,818)
Underwriting and Operating Expenses	(210,993)	(152,081)
Other Income and Expenses	1,301	5,429

Total	1,267,903	868,596

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of September 30, 2015 and December 31, 2014, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
09.30.15	8,807,350	12,674,534	143.91
12.31.14	7,077,104	10,132,927	142.18

The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. be considered, for all purposes, a Domestic Systemically Important Bank (D-SIBs). Consequently, since January 2016 the Bank shall meet an additional capital requirement to be complied with gradually, reaching 1% of risk-weighted assets in January 2019. The Argentine Central Bank also provided for that, since June 2015, equity investments in companies devoted to the issuance of credit, debit and similar cards shall be deducted from the Computable Regulatory Capital (R.P.C.), progressively, reaching 100% in June 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2015 and 2014:

	09.30.15	09.30.14
Income for the Period	3,093,665	2,455,193
Outstanding Ordinary Shares Weighted Average	1,300,265	1,300,265
Diluted Ordinary Shares Weighted Average	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	2.37926	1.88823
Diluted	2.37926	1.88823

(*)	Figures stated in whole numbers.

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

According to the conditions set forth by the Argentine Central Bank, profits can only be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Through Board of Directors’ Resolution No. 4, The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, for the calculation of the distribution of profits, an additional capital requirement equivalent to 1% of the risk-weighted assets shall be complied with as from December 2014.

In addition, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, equal to 75%.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of Class XIII Notes, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	09.30.15	12.31.14	09.30.14	12.31.13
Cash and Due from Banks	17,471,826	16,959,205	14,477,439	12,560,345
Instruments Issued by the Argentine Central Bank	5,962,834	4,612,259	3,639,784	1,909,979
Reverse Repo Transactions with the Argentine Central Bank	2,211,152	16,768	166,738	—
Interbank Loans - (Call Money Loans Granted)	15,000	182	129,781	179,000
Overnight Placements in Banks Abroad	247,326	261,118	229,638	586,123
Other Cash Placements	1,008,570	1,204,483	1,087,139	588,434

Cash and Cash Equivalents	26,916,708	23,054,015	19,730,519	15,823,881

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such amount has been established at $ 350 as from November 1, 2014. Additionally, since July 27, 2015, deposits of up to $ 1,000 raised pursuant to the requirements set forth by Argentine Central Bank’s Communiqué “A” 5781 were included in the aforementioned system.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Argentine Central Bank set the monthly contributions financial institutions shall make to the Deposit Insurance Fund at 0.015% until October 2014, increasing to 0.06% per month as from November 2014. The aforementioned contribution shall be made with regard to the monthly average of deposits.

In regard to time deposits in U.S. Dollars raised or renewed as from February 11, 2015, with which Bills issued by the Argentine Central Bank are to be subscribed in such same currency, the contribution to the above-mentioned Fund shall be reduced to 0.015%.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

AGENTS – MINIMUM LIQUIDITY REQUIREMENT

Within the framework of Resolution No. 622/13 of the C.N.V., Banco de Galicia y Buenos Aires S.A. has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of September 30, 2015, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has already carried out the registration proceedings. Such requirement amounts to $ 26,500 with a minimum liquidity requirement of $ 13,250, which Banco de Galicia y Buenos Aires S.A. made up at the end of the fiscal year with Peso-denominated Bonds at Badlar rate due 2017 for the amount of $ 16,873, which are held in custody at Caja de Valores (Depositor No. 100100).

CUSTODIAL AGENT OF COLLECTIVE INVESTMENT PRODUCTS CORRESPONDING TO MUTUAL FUNDS

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES” funds, as of September 30, 2015, Banco de Galicia y Buenos Aires S.A. holds a total of 6,695,895,230 units under custody for a market value of $ 18,192,542, which is included in “Depositors of Securities Held in Custody”. As of December 31, 2014, the securities held in custody totaled 4,897,565,889 units and their market value amounted to $ 11,885,323.

The balances of the mutual funds as of period/fiscal year-end are detailed as follows:

Mutual Fund	09.30.15	12.31.14
FIMA Acciones	65,783	59,236
FIMA P.B. Acciones	197,320	166,347
FIMA Renta en pesos	57,001	29,832
FIMA Ahorro en pesos	4,411,014	3,257,083
FIMA Renta Plus	74,797	43,534
FIMA Premium	4,326,091	3,048,618
FIMA Ahorro Plus	7,139,131	3,862,201
FIMA Capital Plus	1,728,498	1,334,522
FIMA Abierto PyMES	192,799	83,950
FIMA MM $ - Liquidated	108	—

Total	18,192,542	11,885,323

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

STORAGING OF DOCUMENTS

Pursuant to General Resolution No. 629 of the C.N.V., Banco de Galicia y Buenos Aires S.A. informs that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 Piso 1, C.A.B.A.

NOTE 32. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred			Book Value of Securities Held in Own Portfolio
								09.30.15	12.31.14
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	676,795	788,163

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.

b) As of September 30, 2015 and December 31, 2014, Banco de Galicia y Buenos Aires S.A. records in its own portfolio participation certificates and debt securities from financial trusts amounting to $ 425,891 and $ 876,488, respectively.

c) As of September 30, 2015, Compañía Financiera Argentina S.A. has the following financial trust:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						09.30.15		12.31.14
Fideicomiso Financiero CFA Trust I	02.19.14	02.22.16	Deutsche Bank S.A.	Personal Loans	$180,000		(*)	53,192

(*)	On September 21, 2015, Fideicomiso Financiero CFA Trust I was early and finally liquidated since all trust debt securities were settled.

NOTE 33. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: It represents the results of operations of the banking business and includes the results of operations of subsidiaries Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A. (in liquidation).

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, Galicia Warrants S.A. and Net Investment S.A.

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	09.30.15
Net Financial Income	5,786,358	1,814,491	827,728	127,203	11,160	(40,600)	8,526,340
Net Income from Services	3,075,958	3,010,397	186,193	—	186,396	(792,717)	5,666,227

Net Operating Income	8,862,316	4,824,888	1,013,921	127,203	197,556	(833,317)	14,192,567

Provision for Loan Losses	753,299	504,739	265,109	—	—	—	1,523,147
Administrative Expenses	5,261,337	2,948,490	663,859	263,939	47,083	(21,254)	9,163,454

Operating Income	2,847,680	1,371,659	84,953	(136,736)	150,473	(812,063)	3,505,966

Income from Insurance Companies’ Activities	—	—	—	508,795	—	759,108	1,267,903
Income from Equity Investments	1,084,054	—	1,255	1,466	2	(987,302)	99,475
Minority Interest	—	451	—	(1)	—	(249,535)	(249,085)
Miscellaneous Income, Net	35,167	306,201	89,635	(100)	876	(17,841)	413,938

Net Income before Income Tax	3,966,901	1,678,311	175,843	373,424	151,351	(1,307,633)	5,038,197

Income Tax	1,101,000	617,658	65,870	131,421	53,104	(24,521)	1,944,532

Net Income for the Period	2,865,901	1,060,653	109,973	242,003	98,247	(1,283,112)	3,093,665

	Banks	Regional Credit Cards	Personal Loans –CFA	Insurance	Other Businesses	Adjustments	09.30.14
Net Financial Income	4,967,888	1,339,697	827,295	127,208	9,350	54,102	7,325,540
Net Income from Services	2,165,187	2,335,659	81,979	—	91,066	(574,577)	4,099,314

Net Operating Income	7,133,075	3,675,356	909,274	127,208	100,416	(520,475)	11,424,854

Provision for Loan Losses	1,045,905	587,027	260,797	—	—	—	1,893,729
Administrative Expenses	3,654,499	2,300,993	557,650	181,445	34,285	(30,362)	6,698,510

Operating Income	2,432,671	787,336	90,827	(54,237)	66,131	(490,113)	2,832,615

Income from Insurance Companies’ Activities	—	—	—	327,866	—	540,730	868,596
Income from Equity Investments	887,202	(14,283)	1,218	1,227	9	(712,420)	162,953
Minority Interest	—	(95)	—	(1)	—	(152,714)	(152,810)
Miscellaneous Income, Net	58,928	203,232	75,588	(1,053)	2,333	(12,081)	326,947

Net Income before Income Tax	3,378,801	976,190	167,633	273,802	68,473	(826,598)	4,038,301

Income Tax	1,055,000	398,531	66,819	95,916	24,044	(57,202)	1,583,108

Net Income for the Period	2,323,801	577,659	100,814	177,886	44,429	(769,396)	2,455,193

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	09.30.15	12.31.14
Government and Private Securities	17,064,019	10,010,150
Loans	82,839,727	66,608,201
Other Receivables Resulting from Financial Brokerage	10,833,866	6,797,613
Receivables from Financial Leases	991,231	1,047,963
Other Assets	350,263	306,819

Total Assets	112,079,106	84,770,746

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	09.30.15	12.31.14
Deposits	82,420,385	64,666,037
Other Liabilities Resulting from Financial Brokerage	32,671,028	25,401,369
Subordinated Notes	2,301,945	2,065,815
Other Liabilities	445,584	367,436

Total Liabilities	117,838,942	92,500,657

NOTE 34. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia y Buenos Aires S.A. against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia y Buenos Aires S.A.

With regard to Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3,461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco de Galicia y Buenos Aires S.A. entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s and its subsidiaries and Tarjetas del Mar S.A. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 13,906 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Compañía Financiera Argentina S.A.

The Argentine Revenue Service (A.F.I.P.) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the Argentine Revenue Service (A.F.I.P), thus confirming the judgment issued by the Federal Tax Court, which was favorable to Compañía Financiera Argentina S.A. The Court assessed legal costs against the Argentine Revenue Service (A.F.I.P). In June 2014, the A.F.I.P. filed an appeal before the Argentine Supreme Court of Justice with regard to the amount of the fees determined for the institution’s attorneys which, if confirmed, shall be fully paid by the A.F.I.P.

Based on the information available at the date of these financial statements, the company considers the decision to be issued by the Argentine Supreme Court of Justice shall not be different from the judgments issued by the other courts that heard the case.

Notwithstanding the foregoing, the companies have set up the provisions deemed appropriate pursuant to the evolution of each proceeding.

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

The Bank considers the resolution of these controversies will not have a significant impact on its financial condition.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Compañía Financiera Argentina S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Compañía Financiera Argentina S.A. with regard to the collection of some financial charges. The company considers the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 35. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously, in each of them. This is particularly strict in the main controlled company, Banco Galicia y Buenos Aires S.A., where the requirements to be complied with are stringent, as detailed below, as it is a financial institution regulated by the Argentine Central Bank. Apart from the applicable local regulations, Grupo Financiero Galicia S.A., in its capacity as a listed company on the markets of the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes-Oxley Act. Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, it is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Anti-Money Laundering Unit Division. The aim of both divisions is to guarantee the Board of Directors that they are fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to, and they are in charge of designing and proposing the policies and procedures necessary to mitigate and control such risks.

Banco de Galicia y Buenos Aires S.A. has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s own resources available and necessary resources to maintain an appropriate risk profile. This process shall also allow identifying both the economic capital needs for the next fiscal years and the sources to meet such needs.

In turn, Banco de Galicia y Buenos Aires S.A. has developed a risk appetite framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, ratios have been established, which are regularly submitted to the Risk Management Committee.

Each of these ratios has an excess threshold and related actions in case of deviations.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to the different risk exposures and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposures under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to the strategy set, which seeks to keep liquid resources that are enough to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity Requirement” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a foreign currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a foreign currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposures and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government and corporate securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the Policy that limits the maximum authorized losses during a year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In order to measure and monitor risks derived from the variation in the price of financial instruments frequently listed in the secondary markets that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model measures, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. For financial instruments not frequently listed or with no representative listing in the secondary markets, the methodology known as DV01 is used. This consists in estimating the change of value of a portfolio, for variations of one interest rate percentage point.

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with an efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposures with regard to the non-financial public sector, in the national, provincial and municipal jurisdictions, Banco de Galicia y Buenos Aires S.A. defined a policy the design of which envisages risk exposures in each jurisdiction, as well as the “possible loss” of value related to such holdings.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

In addition, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detecting situations that can entail some degree of portfolio deterioration, and appropriately safeguarding the Bank’s assets.

Credit risk management entails approving the credit risk policies and procedures, verifying compliance therewith and assessing credit risk on an ongoing basis. Banco de Galicia y Buenos Aires S.A.’s Wholesale Risk Management Division, and the Consumption and Retail Risk Management Division, which have been structured considering the types of customers that are part of the respective banking divisions, are in charge of such management.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet, capacity of the applicant. These are supported by statistical rating models and qualitative adjustment models for corporate businesses.

Internal policies were implemented regarding concentration per customer/group, acceptance and concentration per internal rating and review-by-sector. The latter determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to Banco de Galicia y Buenos Aires S.A.’s total credit and/or R.P.C.

The Wholesale Risk Management Division, and the Consumption and Retail Risk Management Division also constantly monitor their portfolio through different indicators (asset quality of the loan portfolio, the coverage of the non-accrual portfolio with allowances, non-performance, roll rates, etc.), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital (“R.P.C.”) or regulatory capital, and that of each customer). The loan portfolio classification as well as its concentration control is carried out following the Argentine Central Bank regulations.

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has the Operational Risk Unit, through which it has implemented the Operational Risk Management Framework. This framework includes the Bank’s policies, practices, procedures and structures for the appropriate management of Operational Risk.

Operational Risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. It includes legal risk, but does not include strategic and reputational risks.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Such management includes the identification, assessment, monitoring, control and mitigation of operational risks.

Before launching or introducing new products, activities, processes or systems, Banco de Galicia y Buenos Aires S.A. makes sure its operational risks are appropriately assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

The minimum capital requirement with regard to the operational risk is determined according to the Argentine Central Bank regulations.

An appropriate management of operational risks also helps improving customer service quality.

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed, which is currently being implemented. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (I.A.C., as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancement granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

CONCENTRATION RISK

Risk concentration has to do with the exposures or groups of exposures with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii) A major change in the financial institution’s risk profile.

REPUTATIONAL RISK

Reputational risk is defined as the risk associated to a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources as for instance in the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

As regards the control and prevention of asset laundering and funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F.), under the jurisdiction of the Ministry of Justice and Human Rights with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purpose, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”, which allow monitoring transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic, financial and tax condition of the customer), in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish – Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11 of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, being involved in the international regulatory standards adoption process.

In compliance with Communiqué “A” 5394 issued by the Argentine Central Bank, in its website (http://www.bancogalicia.com.ar), inside the “Conózcanos” tab within “Información Corporativa”, Banco de Galicia y Buenos Aires S.A. has a document entitled “Disciplina de Mercado – Requisitos mínimos de divulgación”, where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

NOTE 36. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of eight directors and three alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three to nine directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose purpose is solely to conduct financial and investment activities as per Section 31 of the Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which Grupo Financiero Galicia S.A. has an interest, Banco de Galicia y Buenos Aires S.A. stands out, in which the former has a controlling equity interest, being its main asset as well. Banco de Galicia y Buenos Aires S.A., as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia S.A. holds, either directly or indirectly, the remaining interests in several companies. In addition, Grupo Financiero Galicia S.A. indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as controlling company.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Since Grupo Financiero Galicia S.A. is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, one should note that Grupo Financiero Galicia S.A. is under the control of other pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over Grupo Financiero Galicia and the Company has no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of Grupo Financiero Galicia S.A.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

Since its beginning, Grupo Financiero Galicia S.A. has constantly shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is made up of seven directors and four alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Bank carries out its activities, from three to nine directors.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, one of the alternate directors is independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a higher or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between him and Senior Management. The Board of Directors becomes aware of such reports, evidencing so in minutes.

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

It may be said that Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have proved updated knowledge and skills, and that the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

- Risk Management Committee.

It is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

- Credit Committee.

This Committee’s function is to resolve on loans greater than 2.5% of Banco de Galicia y Buenos Aires S.A.’s Computable Regulatory Capital and all the loans to be granted to financial institutions (local or foreign) and related customers.

- Asset and Liability Management Committee.

It is in charge of analyzing the evolution of the Bank’s business from a financial point of view regarding fund-raising and its placement in different assets, and is responsible for the follow-up and control of liquidity, interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, if deemed necessary, to the Board of Directors.

- Information Technology Committee.

It is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the system’s structure, of the main processes and systems implemented, and for supervising the quality of the Bank’s systems.

- Audit Committee.

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by the Bank, the Argentine Central Bank and effective laws; (2) the process of issuance of the financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions that interact in the financial institution.

- Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities.

Its mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

- Committee for Information Integrity.

Its mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

- Human Resources Committee.

It is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in 9 salary levels and higher.

- Planning and Management Control Committee.

It is in charge of analyzing, defining and following up the consolidated balance sheet and income statement.

- Business and Segment Management Committee.

It is in charge of analyzing, defining and following up businesses and segments.

- Crisis Committee.

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

- Finance Committee – Consumer Banking

It is in charge of analyzing the financial evolution and the funding needs of companies devoted to the provision of financing to consumers, as well as analyzing the evolution of the credit portfolio.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

- Retail Banking Division

- Wholesale Banking Division

- Finance Division

- Comprehensive Corporate Services Division

- Organizational Development and Human Resources Division

- Risk Management Division

- Credit Division

- Planning Division

Senior Management’s main duties are as follows:

- Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

- Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

- Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is Grupo Financiero Galicia S.A., which has full control of its shares and votes. In turn, Banco de Galicia y Buenos Aires S.A. holds equity investments in supplementary companies as controlling company, as well as minority interests in companies whose controlling company is Grupo Financiero Galicia S.A. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is so

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be Grupo Financiero Galicia’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

Information Related to Personnel Economic Incentive Practices

The Human Resources Committee, composed of two Directors, the Managing Director and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel.

It is the policy of Banco de Galicia y Buenos Aires S.A. to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

•	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.

•	Being an individual motivation means.

•	Easing the decentralized management of compensation administration.

•	Allowing the effective budget control of personnel costs.

•	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco de Galicia y Buenos Aires S.A. has different variable compensation systems:

1. Business Incentives and/or Incentives through Commissions system for business areas.

2. Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and Banco de Galicia

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

y Buenos Aires S.A.’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the senior management and middle management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative K.P.I. (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed respecting at least three minimum aspects:

•	Results.

•	Business volume or size.

•	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors.

In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner - include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no payments in shares.

Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources Committee for its consideration.

NOTE 37. CREDIT LINES FOR THE PRODUCTIVE INVESTMENT

The Argentine Central Bank established the conditions to grant loans under the program “Credit Lines for the Productive Investment”, aimed at financing specific-purposes investment projects. The minimum amounts are applicable in proportion to deposits and agreed-upon rates are established by such organization. Banco de Galicia y Buenos Aires S.A. has complied with the placement of the above-mentioned loans, in accordance with the conditions referred to above.

NOTE 38. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A. Existing as of September 30, 2015:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Decision No. 721/2013. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 230; Daniel A. Llambías $ 220; Luis M. Ribaya $ 172; Antonio R. Garcés $ 169; Enrique M. Garda Olaciregui $ 126; Eduardo A. Fanciulli $ 126; Sergio Grinenco $ 120; Guillermo J. Pando $ 120; and Pablo Garat $ 70. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Decision No. 762/2013. Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 400; José H. Petrocelli $ 328; Luis M. Ribaya $ 328; Eduardo J. Zimermann $ 324; Antonio R. Garcés $ 400; Eduardo H. Arrobas $ 400; Daniel A. Llambías $ 400; Eduardo J. Escasany $ 260; Federico Braun $ 260; and Abel Ayerza $ 258. In the case of Messrs. Juan M. Etchegoyhen, Federico M. Caparrós Bosch, Jorge Grouman, Norberto R. Armando (deceased), Daniel Morgan (deceased), Luis O. Oddone, Ricardo A. Bertoglio (deceased), Norberto D. Corizzo and Adolfo H. Melian, warning penalty. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Decision No. 36/2010 U.I.F. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 2,241; Eduardo A. Fanciulli $ 812; Enrique M. Garda Olaciregui $ 1,429. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division I of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of September 30, 2015 and December 31, 2014, a provision for $ 4,483 and $ 3,464, respectively, has been set up.

U.I.F.’s Summary Proceedings No. 213/12. Decision No. 174/2014. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in infringement of Act No. 25246, Section 24. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya and Antonio R. Garcés $ 324, jointly. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division III of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of September 30, 2015 and December 31, 2014, a provision for $ 648 and $ 257, respectively, has been set up.

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of September 30, 2015:

Summary Proceedings No. 5497, notified on October 8, 2013. Charges filed: Alleged infringement of Communiqué “A” 5264 of the Argentine Central Bank (verification of requirements) in foreign exchange transactions under code 963 (family assistance). Individuals subject to summary proceedings: María José Baldatti and Pablo D. Contreras. The summary proceedings were filed with the Economic Criminal Court and the judge of Court of First Instance No. 14 of such jurisdiction absolved Banco de Galicia y Buenos Aires S.A., Ms. María José Baldatti and Mr. Pablo D. Contreras of all blame and charge on March 25, 2015. The judge’s decision has become final.

Summary Proceedings No. 5520, notified on October 10, 2013. Charges filed: Alleged infringement of Communiqué “A” 3471 and Communiqué “C” 35372 of the Argentine Central Bank with regard to the crediting, in favor of residents in Argentina, of different amounts from payments from abroad without registering foreign exchange transactions with regard to such residents. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Héctor D’Alessandro and Mónica B. Patricelli.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Summary Proceedings No. 6075, notified on January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin.

Argentine Central Bank’s Financial Summary Proceedings 1454 – Record 101059/14, notified on September 16, 2015. Charges filed: Alleged infringement of Argentine Central Bank’s Communiqué “A” 5640. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Sergio Grinenco, Pablo Gutierrez, Pablo M. Garat, Ignacio Abel Gonzalez, Guillermo J. Pando, Luis M. Ribaya, Raúl H. Seoane, Ignacio H. Villa Del Prat, Juan Agustín Nuñez, Ariel F. Phoyu, Walter R. Buono, Eduardo S. Coscueta, Sebastián Torriti and Jorge L. García. On September 30, 2015, a defense was filed with the Argentine Central Bank.

The provisioning criterion required by Communiqué “A” 5689 differs from that of the Argentine GAAP in force in Buenos Aires. Banco de Galicia y Buenos Aires S.A. reserves the right to dispute the legitimacy of such Communiqué and file a claim for any damages its application could cause the Bank.

Compañía Financiera Argentina S.A. has not been imposed any penalties that should be informed under the terms of Argentine Central Bank’s Communiqué “A” 5689, and to date has no summary proceedings brought against it by the Argentine Central Bank.

NOTE 39. SUBSEQUENT EVENTS

GALICIA VALORES S.A.

In October 2015, Galicia Valores S.A. transferred share No. 233 owned by Mercado de Valores de Buenos Aires S.A. to Allaria Ledesma & Cía. S.A. amounting to $ 11,000.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

In October 2015, Compañía Financiera Argentina S.A. agreed certain forward sales and purchases of foreign currency without delivery of the underlying assets in the amount of thousands of US$ 151,100 and thousands of US$ 141,100, respectively. In addition, such company formalized with financial institutions assignments having the effect of a guarantee of portfolio loans and sales with and without liability in the amount of $ 381,316.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.15	12.31.14
Assets
Current Assets
Cash and Due from Banks	2 and 11		476	565
Investments	9 and 11	D and G	49,472	9,623
Other Receivables	3, 9 and 11	E and G	52,521	34,231

Total Current Assets			102,469	44,419

Non-current Assets
Other Receivables	3, 9, 11 and 13	E and G	103,843	89,674
Investments	9	B and C	13,592,068	10,591,721
Fixed Assets		A	260	397

Total Non-current Assets			13,696,171	10,681,792

Total Assets			13,798,640	10,726,211

Liabilities
Current Liabilities
Financial Debt	4, 9 and 15		162,961	120,331
Salaries and Social Security Contributions	5 and 9		1,550	1,050
Tax Liabilities	6 and 9		27,907	27,135
Other Liabilities	7, 9 and 11	G	18,082	3,065

Total Current Liabilities			210,500	151,581

Non-current Liabilities
Financial Debt	4, 9 and 15		348,045	328,200
Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			348,051	328,206

Total Liabilities			558,551	479,787

Shareholders’ Equity (per Related Statement)			13,240,089	10,246,424

Total Liabilities and Shareholders’ Equity			13,798,640	10,726,211

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET – MEMORANDUM ACCOUNTS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.15	12.31.14
Unused Overdrafts	11		—	125,000

Total			—	125,000

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	Schedules	09.30.15	09.30.14
Net Income on Investments in Related Institutions			3,187,101	2,525,593

Administrative Expenses	11	H	(20,504)	(19,854)

Financial and Holding Loss	11		(71,526)	(52,423)

Generated by Assets			12,071	29,691

Interest
On Special Checking Account Deposits			2	3
On Mutual Funds			1,594	3,014
On Time Deposits	(*)		18	17
On Promissory Notes Receivable	(*)		—	12
Income / Loss from Government and Corporate Securities			62	3,410
Foreign Exchange Income			10,395	23,235
Generated by Liabilities			(83,597)	(82,114)
Interest
On Financial Debt	(*)		(83,003)	(81,329)
Others			(318)	(210)
Foreign Exchange Loss			(276)	(575)

Other Income and Expenses – (Loss)/Income			(1,406)	1,877

Net Income before Income Tax			3,093,665	2,455,193

Income Tax	13		—	—

Net Income for the Period	14		3,093,665	2,455,193

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Shareholders’ Contributions (*)					Retained Earnings (**)
Item	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Additional Paid-in Capital	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings	Total Shareholders’ Equity
Balances as of 12.31.13	1,300,265	278,131	606	218,990	1,797,992	200,065	3,125,519	1,823,653	6,947,229

Distribution of Unappropriated Retained Earnings (1)
Legal Reserve	—	—	—	—	—	91,183	—	(91,183)	—
Discretionary Reserve	—	—	—	—	—	—	1,693,875	(1,693,875)	—
Cash Dividends	—	—	—	—	—	—	—	(38,595)	(38,595)
Income for the Period	—	—	—	—	—	—	—	2,455,193	2,455,193

Balances as of 09.30.14	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	2,455,193	9,363,827

Balances as of 12.31.14	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	3,337,790	10,246,424

Distribution of Unappropriated Retained Earnings (2)
Legal Reserve	—	—	—	—	—	24,432	—	(24,432)	—
Discretionary Reserve	—	—	—	—	—	—	3,213,358	(3,213,358)	—
Cash Dividends	—	—	—	—	—	—	—	(100,000)	(100,000)
Income for the Period	—	—	—	—	—	—	—	3,093,665	3,093,665

Balances as of 09.30.15	1,300,265	278,131	606	218,990	1,797,992	315,680	8,032,752	3,093,665	13,240,089

(*)	See Notes 8 and 16.
(**)	See Note 12.
(1)	Approved by the Ordinary Shareholders’ Meeting held on April 29, 2014.
(2)	Approved by the Ordinary Shareholders’ Meeting held on April 29, 2015.

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	09.30.15	09.30.14
Changes in Cash
Cash at Beginning of Fiscal Year	1.I	10,188	10,743
Cash at Period-end	1.I	49,948	50,819

Increase in Cash, Net		39,760	40,076

Causes for Changes in Cash
Operating Activities
Collections for Services		—	1,730
Payments to Suppliers of Goods and Services		(14,335)	(13,445)
Personnel Salaries and Social Security Contributions		(3,623)	(6,295)
Payments of Other Taxes		(9,050)	(6,822)
Collections for Other Operating Activities, Net		5,131	4,363

Net Cash Flow Used in Operating Activities		(21,877)	(20,469)

Investing Activities
Collection of Dividends		184,339	127,750
Collections for Sale of Fixed Assets		—	5,389
Payments for Equity Investments		—	(59,246)

Net Cash Flow Provided by Investing Activities		184,339	73,893

Financing Activities
Payments of Interest, Net		(68,542)	(51,022)
Loans Received, Net		45,840	76,269
Distribution of Dividends		(100,000)	(38,595)

Net Cash Flow Used in Financing Activities		(122,702)	(13,348)

Increase in Cash, Net		39,760	40,076

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The comparative information in the Balance Sheet, Schedules and Notes corresponds to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents corresponds to the same period of the previous fiscal year.

Certain figures in the financial statements for the nine-month period ended September 30, 2014 have been reclassified for purposes of their presentation in comparative format with those for this period.

The preparation of financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (I.N.D.E.C.).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the period/fiscal year.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Time and special checking account deposits have been measured at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

C.2. Non-current

The equity investments in companies are recognized using the equity method as of period/fiscal year-end.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N.), which differ from Argentine GAAP in certain aspects. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

The equity investments in Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. have been recognized using the equity method, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the consolidated financial statements from Argentine GAAP.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate. See Schedule A.

During fiscal year 2014, the Company retired from its assets those that, due to their physical and/or technological obsolescence, were not useful for their intended purpose, and which pieces could not be used or exploited.

On July 22, 2014, the Company’s Board of Directors decided to approve the sale of the real estate to Banco de Galicia y Buenos Aires S.A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus the accrued portion of interest as of period/fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (see Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at period/fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 4,120 and $ 3,439, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

H. SHAREHOLDERS’ EQUITY

H.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

“Subscribed and Paid-in Capital” has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to “Capital Adjustment”.

H.2. Income and Expense Accounts

The results of operations for each period are presented in the period in which they accrue.

I. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	09.30.15	12.31.14	09.30.14	12.31.13
Cash and Due from Banks	2		476	565	464	327
Investments		D and G	49,472	9,623	50,355	10,416

Total			49,948	10,188	50,819	10,743

NOTE 2. CASH AND DUE FROM BANKS

As of September 30, 2015 and December 31, 2014, the breakdown of the account was as follows:

	Notes	Schedules	09.30.15	12.31.14
Cash			14	14
Due from Banks – Checking Accounts	11		462	551

Total			476	565

NOTE 3. OTHER RECEIVABLES

As of September 30, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.15	12.31.14
Tax Credits			2,188	2,065
Miscellaneous Receivables
Recoverable Expenses			30,356	28,887
Promissory Notes Receivable	11	G	2,978	5,118
Sundry Debtors	11		5,766	60
Prepaid Expenses			45	38
Other (*)			13,682	1
Allowance for Impairment of Value of Miscellaneous Receivables		E	(2,494)	(1,938)

Total			52,521	34,231

(*) Including $ 13,632 for dividends pending settlement. See Note 7.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Non-current	Notes	Schedules	09.30.15	12.31.14
Tax Credits
Minimum Presumed Income Tax Receivables	1.G.		4,120	3,439
Allowance for Impairment of Value of Minimum Presumed Income Tax Receivables	1.G.	E	(4,120)	(3,439)
Deferred Tax Asset	13		118,172	94,148
Allowance for Impairment of Value of Deferred Tax Asset	13	E	(118,172)	(94,148)
Promissory Notes Receivable	11	G	103,838	89,674
Prepaid Expenses			5	—

Total			103,843	89,674

NOTE 4. FINANCIAL DEBT

As of September 30, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.15	12.31.14
Notes	15		162,961	120,331

Total			162,961	120,331

Non-current	Notes	Schedules	09.30.15	12.31.14
Notes	15		348,045	328,200

Total			348,045	328,200

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

As of September 30, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.15	12.31.14
Argentine Integrated Social Security System (S.I.P.A.)			105	118
Provision for Bonuses			435	475
Provision for Retirement Insurance			488	454
Provision for Directors’ Fees			415	—
Provision for Annual Salary Bonus			104	—
Others			3	3

Total			1,550	1,050

NOTE 6. TAX LIABILITIES

As of September 30, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.15	12.31.14
Income Tax – Withholdings to Be Deposited			46	61
Provision for Tax on Personal Property – Substitute Taxpayer			27,861	26,949
Provision for Turnover Tax			—	125

Total			27,907	27,135

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 7. OTHER LIABILITIES

As of September 30, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	09.30.15	12.31.14
Sundry Creditors			308	673
Dividends Pending Settlement(*)			13,632	—
Provision for Expenses	11	G	4,139	2,389
Guarantee Deposit of Directors			3	3

Total			18,082	3,065

(*)	Settlement pending authorization by the Argentine Central Bank.

Non-current	Notes	Schedules	09.30.15	12.31.14
Guarantee Deposit of Directors			6	6

Total			6	6

NOTE 8. CAPITAL STATUS

The capital status as of September 30, 2015 and December 31, 2014 was as follows:

	Face Value			Restated at Constant
Capital Stock	Subscribed	Paid-in	Registered	Currency
Balances as of 12.31.13	1,300,265	1,300,265	1,241,407	1,578,396
Increase due to Merger (*)	—	—	58,858

Balances as of 12.31.14	1,300,265	1,300,265	1,300,265	1,578,396

Balances as of 09.30.15	1,300,265	1,300,265	1,300,265	1,578,396

(*)	See Note 16.

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of September 30, 2015, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	49,472	19,095	22,806	212	27,907	18,065
2nd Quarter (*)	—	51	—	923	—	17
3rd Quarter (*)	—	2,980	140,155	415	—	—
4th Quarter (*)	—	30,395	—	—	—	—
After One Year (*)	—	103,843	348,045	—	—	6

Subtotal Falling Due	49,472	156,364	511,006	1,550	27,907	18,088
No Set Due Date	13,592,068	—	—	—	—	—

Total	13,641,540	156,364	511,006	1,550	27,907	18,088

Non-interest Bearing	13,592,137	49,548	—	1,550	27,907	18,088
At Variable Rate	40,589	106,816	511,006	—	—	—
At Fixed Rate	8,814	—	—	—	—	—

Total	13,641,540	156,364	511,006	1,550	27,907	18,088

(*)	From the closing date of these financial statements.

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was the following:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	09.30.15
Issuing Company	Direct Holding
	Shares			Percentage of Equity Investment Held in
	Type		Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary	(*)	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary		16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary		19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary		875,000	87.50000	87.50000
Net Investment S.A.	Ordinary		10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary		162,447	87.50034	87.50034

(*)	Ordinary shares A and B.

Information as of:	12.31.14
Issuing Company	Direct Holding
	Shares			Percentage of Equity Investment Held in
	Type		Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary	(*)	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary		16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary		19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary		875,000	87.50000	87.50000
Net Investment S.A.	Ordinary		10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary		162,447	87.50034	87.50034

(*)	Ordinary shares A and B.

The financial position and results of operations of the companies in which Grupo Financiero Galicia S.A. holds a direct equity investment as of period/fiscal year-end are as follows:

Information as of:	09.30.15
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	115,822,887	103,057,734	12,765,153	2,865,901
Compañía Financiera Argentina S.A.	3,711,002	2,501,504	1,209,498	86,867
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	105,744	30,601	75,143	71,221
Galicia Warrants S.A.	95,283	53,105	42,178	27,010
Net Investment S.A.	196	6	190	17
Sudamericana Holding S.A.	487,260	8,198	479,062	90,296

Information as of:	12.31.14			09.30.14
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	88,745,948	78,846,696	9,899,252	2,323,801
Compañía Financiera Argentina S.A.	3,713,415	2,590,784	1,122,631	87,963
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	79,547	25,268	54,279	32,857
Galicia Warrants S.A.	46,313	19,135	27,178	11,553
Net Investment S.A.	179	6	173	19
Sudamericana Holding S.A.	400,339	13,280	387,059	58,976

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following: (i) to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831, with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties; (ii) to approve the criterion suggested by

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties; (iii) to request the National Securities Commission allow the immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831; (iv) to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and (v) to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831. The unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.) on September 12, 2014.

On April 7, 2014, Banco de Galicia y Buenos Aires S.A. presented Grupo Financiero Galicia S.A. with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price.

On April 15, 2014, Grupo Financiero Galicia S.A.’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock, and, on that same date, the Company paid 25% of the total agreed price, which amounted to $ 39,482. The remaining 75% was paid on October 10, 2014.

NOTE 11. SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	09.30.15	12.31.14
Cash and Due from Banks – Checking Accounts	2		448	435
Investments – Special Checking Account		D	69	63
Other Receivables – Promissory Notes Receivable	3	G	106,816	94,792

Total			107,333	95,290

Liabilities	Notes	Schedules	09.30.15	12.31.14
Other Liabilities – Provision for Expenses	7		321	638

Total			321	638

Memorandum Accounts	Notes	Schedules	09.30.15	12.31.14
Unused Balance of Agreement			—	125,000

Total			—	125,000

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Income	Notes	Schedules	09.30.15	09.30.14
Financial Income – Interest on Promissory Notes Receivable			8,248	7,106
Financial Income – Interest on Time Deposits			—	2,876

Total			8,248	9,982

Expenses	Notes	Schedules	09.30.15	09.30.14
Administrative Expenses		H
Other Operating Expenses			—	476
Other Expenses			2,904	1,006
Expenses Corresponding to the Issuance of the Global Program for the Issuance of Notes			960	1,080
Financial Expenses – Interest on Financial Debt			7,217	6,922

Total			11,081	9,484

GALICIA WARRANTS S.A.

Assets	Notes	Schedules	09.30.15	12.31.14
Other Receivables – Sundry Debtors	3 and 9		5,250	—

Total			5,250	—

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry-forwards	Other Receivables	Allowances	Other Liabilities	Total
Balances as of 12.31.13	68,168	2,486	962	434	72,050
Charge to Income	21,657	529	220	(286)	22,120

Balances as of 12.31.14	89,825	3,015	1,182	148	94,170
Charge to Income	30,182	65	498	—	30,745
Expiration of Tax Loss Carry-forwards	(6,662)	—	—	—	(6,662)
Others	(83)	—	—	16	(67)

Balances as of 09.30.15	113,262	3,080	1,680	164	118,186

Liabilities	Fixed Assets	Total
Balances as of 12.31.13	92	92
Charge to Income	(70)	(70)

Balances as of 12.31.14	22	22

Charge to Income	10	10
Others	(18)	(18)

Balances as of 09.30.15	14	14

Net deferred tax assets as of September 30, 2015 and December 31, 2014 amount to $ 118,172 and $ 94,148, respectively.

A provision for the deferred tax asset has been fully recorded, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tax loss carry-forwards recorded by the Company, pending being used, amount to approximately $ 323,603, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2011	28,062	2016	9,822
2012	37,359	2017	13,076
2013	110,306	2018	38,607
2014	61,643	2019	21,575
2015	86,233	2020	30,182

Balances as of 09.30.15	323,603		113,262

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	09.30.15	09.30.14
Book Income Before Income Tax	3,093,665	2,455,193
Income Tax Rate in Force	35%	35%
Result for the Period at the Tax Rate	1,082,783	859,318
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	2,960	7,744
Other Causes	2,538	1,874
Decrease in Income Tax
Loss on Investments in Related Institutions	(1,119,016)	(878,326)
Other Causes	—	1,597
Allowance for Impairment of Value (Schedule E)	30,735	7,793

Total Income Tax Charge Recorded	—	—

The following table shows the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	09.30.15	09.30.14
Total Income Tax Charge Recorded	—	—
Temporary Differences
Variation in Deferred Tax Assets	30,745	7,721
Variation in Deferred Tax Liabilities	(10)	72
Allowance for Impairment of Value (Schedule E)	(30,735)	(7,793)

Total Tax Determined for Tax Purposes	—	—

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2015 and 2014:

	09.30.15	09.30.14
Income for the Period	3,093,665	2,455,193
Outstanding Ordinary Shares Weighted Average	1,300,265	1,300,265
Diluted Ordinary Shares Weighted Average	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	2.37926	1.88823
Diluted	2.37926	1.88823

(*)	Figures stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 15. GLOBAL PROGRAM FOR THE ISSUANCE OF NOTES

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Notes, not convertible into shares. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions were released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the Company’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Notes, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On January 30, 2014, the Company placed Class V, Series I and II, Notes.

On May 8, 2014, through Resolution No. 17343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

On October 23, 2014, Grupo Financiero Galicia S.A. issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis as from January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $30,997.

On July 27, 2015, Grupo Financiero Galicia S.A. issued Class VII Notes for a total amount of $ 160,000, maturing on July 27, 2017. Such Notes shall accrue interest at an annual nominal 27% fixed rate during the first nine months and at a variable BADLAR plus a nominal annual 4.25% rate for the following 15 months. Interest shall be paid on a quarterly basis, since October 27, 2015, and amortization shall be paid in only one installment upon maturity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of September 30, 2015 and December 31, 2014, the following Notes issued in Pesos were outstanding:

Class	F.V. Amount	Term	Maturity Date	Interest Rate	Book Value $
					09.30.15	12.31.14
V Series I	$101,800	18 months	07.31.15	Variable Badlar + 4.25%	—	105,901
V Series II	$78,200	36 months	01.31.17	Variable Badlar + 5.25%	81,641	81,481
VI Series I	$140,155	18 months	04.23.16	Variable Badlar + 3.25%	146,582	146,289
VI Series II	$109,845	36 months	10.23.17	Variable Badlar + 4.25%	115,090	114,860
VII	$160,000	24 months	07.27.17	(1)	167,693	—

(1)	Annual fixed nominal rate of 27% for the first nine months and a variable BADLAR plus the 4.25% annual nominal rate for the following 15 months.

The net proceeds arising from the placement of the Notes were used in working capital in the Argentine Republic and/or refinancing liabilities and/or payment of capital contributions to controlled or affiliated companies, giving priority to a better fund management and to enhance returns deriving from the issuance, in compliance with the provisions set forth in Section 36 of Negotiable Obligations Law.

The working capital concept may include, in the case of Grupo Financiero Galicia S.A., among others, investments in affiliated companies, financial investments such as time deposits, financial placements, mutual funds and cash and due from banks.

NOTE 16. MERGER BY ABSORPTION OF THESEUS S.A. AND LAGARCUE S.A. AND CAPITAL INCREASE

On September 10, 2013, a Preliminary Merger Agreement was entered into, which described the terms and conditions of the merger by absorption by Grupo Financiero Galicia S.A., as merging company, of the total assets and liabilities of Lagarcué S.A. and Theseus S.A., as merged companies.

The Preliminary Merger Agreement, the special balance sheets for merger purposes and the consolidated balance sheet for merger purposes, ended on September 30, 2013, were approved by Lagarcué S.A. and Theseus S.A. at the Extraordinary Shareholders’ Meetings held on September 10, 2013.

At Grupo Financiero Galicia S.A.’s Extraordinary Shareholders’ Meeting held on November 21, 2013, the aforementioned documents were approved, as well as the exchange ratio and the capital increase by $ 58,858, through the issuance of 58,857,580 ordinary book-entry Class “B” shares, with a face value of $ 1 (figure stated in Pesos) and one vote per share, entitled to take part in the distribution of profits as from the fiscal year commenced on January 1, 2013.

On December 18, 2013, the Final Merger Agreement was signed and executed by public deed pursuant to the provisions of Section 83, Subsection 4 of the Corporations Law. Therefore, Grupo Financiero Galicia S.A. incorporated the aforementioned companies by absorption, in effect as of September 1, 2013. This way, 25,454,193 Class “B” shares of the controlled company Banco de Galicia y Buenos Aires S.A., representing 4.526585% of the capital stock, owned by Lagarcué S.A. and Theseus S.A. were incorporated.

Consequently, Grupo Financiero Galicia S.A. held 560,199,603 shares of Banco de Galicia y Buenos Aires S.A., representing 99.621742% of the Company’s capital stock and 99.621742% of votes.

On February 27, 2014, through Resolution No. 17300, the Board of Directors of the National Securities Commission (C.N.V.) gave its consent to the merger by absorption of Grupo Financiero Galicia S.A. (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to Grupo Financiero Galicia S.A.’s capital increase, ordering its registration.

The merger by absorption and the dissolution of the merged companies were registered at the Corporation Control Authority (I.G.J.) on June 12, 2014, while the capital increase of the merging company was registered on July 10, 2014.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases (*)	Balance at Period-end	Depreciation					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases (*)	Annual Rate %	Amount for the Period	Accumulated at Period- end
Real Estate	—	—	—	—	—	—	2	—	—	—	—
Furniture and Fixtures	2	—	—	2	1	—	20	—	1	1	1
Machines and Equipment	696	—	—	696	402	—	20	98	500	196	294
Vehicles	108	—	—	108	85	—	20	16	101	7	23
Hardware	167	—	—	167	88	—	20	23	111	56	79

Totals as of 09.30.15	973	—	—	973	576	—		137	713	260	—

Totals as of 12.31.14	2,938	—	1,965	973	1,590	1,215		201	576	—	397

(*)	See Note 1.E.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period-end	Amortization					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period- end
Goodwill (Schedule C)	43,052	—	—	43,052	18,062	—	10	7,256	25,318	17,734	24,990

Totals as of 09.30.15	43,052	—	—	43,052	18,062	—		7,256	25,318	17,734	—

Totals as of 12.31.14	23,544	19,508	—	43,052	10,295	—		7,767	18,062	—	24,990

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Class	Face Value	Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 09.30.15	Book Value as of 12.31.14
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (*)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”	0.001	101
	Ord. “B”	0.001	562,326,550
			562,326,651	3,384,304	—	13,016,411	13,016,411	10,124,938
	Goodwill (**)			43,052	—	—	17,734	24,990
Compañía Financiera Argentina S.A.	Ordinary	0.001	16,726,875	25,669	—	36,288	36,288	33,684
Galicia Administradora de Fondos Comunes de Inversión S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	0.001	19,000	39,481	—	71,386	71,386	51,565
Galicia Warrants S.A.	Ordinary	0.001	875,000	11,829	—	36,906	36,906	23,781
Net Investment S.A.	Ordinary	0.001	10,500	22,341	—	167	167	151
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	—	413,176	413,176	332,612

Total Non-current Investments				3,569,594	—	13,574,334	13,592,068	10,591,721

(*)	See Note 10.
(**)	See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Information on the Issuing Companies Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	09.30.15	562,327	2,865,901		12,765,153	100.00000
Compañía Financiera Argentina S.A.	Financial Activities	09.30.15	557,563	86,867		1,209,498	3.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Administration of Mutual Funds	09.30.15	20	71,221		75,143	95.00000
Galicia Warrants S.A.	Issuance of Warrants	09.30.15	1,000	27,010		42,178	87.50000
Net Investment S.A.	Information Technology	09.30.15	12	17		190	87.50000
Sudamericana Holding S.A.	Financial and Investment Activities	09.30.15	186	90,296	(**)	479,062	87.50034

(*)	See Note 10.
(**)	For the three-month period ended September 30, 2015.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account and Characteristics	Notes	Schedules	09.30.15	12.31.14
Current Investments (*)
Deposits in Special Checking Accounts	11	G	8,765	7,985
Mutual Funds			40,589	1,530
Time Deposits			118	108

Total			49,472	9,623

(*)	Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-end	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Deferred Tax Asset	94,148	30,686	6,662	118,172	94,148
Impairment of Value of Miscellaneous Receivables	1,938	741	—	2,679	1,938
Impairment of Value of Minimum Presumed Income Tax Receivables	3,439	681	—	4,120	3,439

Total as of 09.30.15	99,525	32,108	6,662	124,971

Total as of 12.31.14	76,707	22,914	96	—	99,525

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 09.30.15	Amount and Type of Foreign Currency			Amount in Argentine Pesos ($) as of 12.31.14
Assets
Current Assets
Investments
Deposits in Special Checking Accounts	US$	930.40	9.4192	8,764	US$		933.46	7,984
Other Receivables
Promissory Notes Receivable	US$	316.18	9.4192	2,978	US$		598.50	5,118

Total Current Assets				11,742				13,102

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	11,024.03	9.4192	103,838	US$		10,485.73	89,674

Total Non-current Assets				103,838				89,674

Total Assets				115,580				102,776

Liabilities
Current Liabilities
Other Liabilities
Suppliers	US$	5.00	9.4192	47		—	—	—
Provision for Expenses	US$	395.11	9.4192	3,722	US$		194.43	1,663

Total Current Liabilities				3,769				1,663

Total Liabilities				3,769				1,663

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Total as of 09.30.15	Administrative Expenses	Total as of 09.30.14
Personnel Expenses	4,783	4,783	5,792
Directors’ and Syndics’ Fees	3,292	3,292	1,482
Other Fees	4,999	4,999	4,680
Taxes	4,920	4,920	5,077
Depreciation of Fixed Assets	137	137	154
Other Operating Expenses (*)	253	253	472
Other (*)	1,490	1,490	1,493
Expenses Corresponding to the “Global Program for the Issuance of Notes” (*)	630	630	704

Totals	20,504	20,504	19,854

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

I. I. GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS.

None.

2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

3. CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES ACCORDING TO THEIR ESTIMATED COLLECTION OR PAYMENT TERM.

Receivables: See Note 9 to the financial statements.

Debts: See Note 9 to the financial statements.

4. CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE.

Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4.

See Notes 9, 10 and 11, and Schedule C to the financial statements.

6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE.

As of September 30, 2015 and December 31, 2014, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

II. PHYSICAL INVENTORY OF INVENTORIES:

7. FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES.

As of September 30, 2015 and December 31, 2014, the Company did not have any inventories.

III. CURRENT VALUES:

8. SOURCES OF THE INFORMATION USED FOR CALCULATING CURRENT VALUES FOR THE ASSESSMENT OF INVENTORIES, FIXED ASSETS AND OTHER SIGNIFICANT ASSETS.

See Notes 1.C., 1.D. and 1.E. to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

9. FIXED ASSETS THAT HAVE BEEN TECHNICALLY APPRAISED.

As of September 30, 2015 and December 31, 2014, the Company did not have any fixed assets that have been technically appraised. See Schedule A.

10. FIXED ASSETS NOT USED BECAUSE THEY ARE OBSOLETE.

As of September 30, 2015 and December 31, 2014, the Company did not have any obsolete fixed assets which have a book value. See Schedule A.

IV. EQUITY INVESTMENTS:

11. EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION.

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

V. RECOVERABLE VALUES:

12. CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS.

As of September 30, 2015 and December 31, 2014, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by it.

VI. INSURANCE:

13. INSURANCE POLICIES FOR TANGIBLE ASSETS.

As of September 30, 2015 and December 31, 2014, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 09.30.15	Book Value as of 12.31.14
Vehicles	Theft, Robbery, Fire or Total Loss	308	7	23

VII. POSITIVE AND NEGATIVE CONTINGENCIES:

14. ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY.

None.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

15. CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS.

As of September 30, 2015 and December 31, 2014, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

VIII. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS:

16. STATUS OF CAPITALIZATION ARRANGEMENTS.

As of September 30, 2015 and December 31, 2014, there were no irrevocable contributions towards future share subscriptions.

17. CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES.

As of September 30, 2015 and December 31, 2014, there were no cumulative unpaid dividends on preferred shares.

18. CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT.

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) As of September 30, 2015 and December 31, 2014, the Company had not set up any allowances.

b) Inventories:

As of September 30, 2015 and December 31, 2014, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E.

b) Inventories:

As of September 30, 2015 and December 31, 2014, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of September 30, 2015 and December 31, 2014, the Company did not have any fixed assets that have been technically appraised.

2) As of September 30, 2015 and December 31, 2014, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of September 30, 2015 and December 31, 2014, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

F. SHAREHOLDERS’ EQUITY

1) As of September 30, 2015 and December 31, 2014, the Shareholders’ Equity did not include “Irrevocable Advances towards Future Share Issues”.

2) As of September 30, 2015 and December 31, 2014, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED SEPTEMBER 30, 2015, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of September 30, 2015 and December 31, 2014, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of September 30, 2015 and December 31, 2014, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 09.30.15	Book Value as of 12.31.14
Vehicles	Theft, Robbery, Fire or Total Loss	308	7	23

6) As of September 30, 2015 and December 31, 2014, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of September 30, 2015 and December 31, 2014, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Buenos Aires, November 9, 2015.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos ($)

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

SEPTEMBER 30, 2015

The income for the nine-month period ended September 30, 2015 amounted to $ 3,093,665. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On January 30, 2014, Grupo Financiero Galicia S.A. issued Class V Notes, in two Series: Series I for $ 101,800, maturing on July 31, 2015, and Series II, for $ 78,200, maturing on January 31, 2017, both with interest paid on a quarterly basis from April 30, 2014. Part of the subscription of Class V Notes was carried out through the payment in Class III Notes, with a face value of $ 20,622.

On October 23, 2014, Grupo Financiero Galicia S.A. issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis as from January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2014, as follows:

- To Legal Reserve	$24,432
- To Cash Dividends	$100,000
- To Discretionary Reserve	$3,213,358

On July 27, 2015, Grupo Financiero Galicia S.A. issued Class VII Notes for a total amount of $ 160,000, maturing on July 27, 2017. Such Notes shall accrue interest at an annual nominal 27% fixed rate during the first nine months and at a variable BADLAR plus a nominal annual 4.25% rate for the following 15 months. Interest shall be paid on a quarterly basis, since October 27, 2015, and amortization shall be paid in only one installment upon maturity.

MERGER BY ABSORPTION OF THESEUS S.A. AND LAGARCUÉ S.A.

On February 27, 2014, through Resolution No. 17300, the Board of Directors of the National Securities Commission (C.N.V.) gave its consent to the merger by absorption of Grupo Financiero Galicia S.A. (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to Grupo Financiero Galicia S.A.’s capital increase, ordering its registration.

The dissolution by absorption of each of the merged companies and the merger by absorption by the merging company were registered on June 12, 2014, while the capital increase of the merging company was registered on July 10, 2014.

BANCO DE GALICIA Y BUENOS AIRES S.A.’S ACQUISITION OF MINORITY SHAREHOLDING

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following:

•	to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831 with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties;

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos ($)

•	to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties;

•	to request the National Securities Commission allow the immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831;

•	to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and

•	to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831.

On September 12, 2014, the unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.).

AUTHORIZATION OF LISTING AND TRADING ON MERCADO ABIERTO ELECTRÓNICO (M.A.E.)

On October 30, 2015, M.A.E., through MAE Resolution “C” 4916 dated October 28, 2015, authorized the listing and trading of the Company’s Class B Book-entry Ordinary Shares, with face value of $ 1 each, and entitled to one vote per share.

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

	09.30.15	09.30.14	09.30.13	09.30.12	09.30.11
Assets
Cash and Due from Banks	17,471,826	14,477,439	9,665,470	7,296,694	6,902,248
Government and Private Securities	17,064,019	10,973,976	5,415,573	5,047,933	3,764,984
Loans	82,839,727	61,579,483	49,766,921	36,505,896	28,311,137
Other Receivables Resulting from Financial Brokerage	10,833,866	6,968,600	5,357,111	5,821,359	3,638,796
Receivables from Financial Leases	991,231	1,038,329	1,035,238	654,799	559,227
Equity Investments	51,559	51,705	77,916	80,431	55,720
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	4,726,115	3,464,358	2,879,131	2,254,285	1,743,969
Other Assets	2,563,580	2,090,810	1,397,556	1,362,664	1,279,896

Total Assets	136,541,923	100,644,700	75,594,916	59,024,061	46,255,977

Liabilities
Deposits	82,420,385	59,930,445	47,114,079	35,155,723	28,531,542
Other Liabilities Resulting from Financial Brokerage	32,671,028	24,649,528	17,301,594	15,141,465	11,058,707
Subordinated Notes	2,301,945	1,968,903	1,432,988	1,099,873	958,052
Other Liabilities	4,916,632	4,002,584	2,853,348	2,465,401	2,031,115
Minority Interest	991,844	729,413	850,448	659,741	480,120

Total Liabilities	123,301,834	91,280,873	69,552,457	54,522,203	43,059,536

Shareholders’ Equity	13,240,089	9,363,827	6,042,459	4,501,858	3,196,441

Total Liabilities and Shareholders’ Equity	136,541,923	100,644,700	75,594,916	59,024,061	46,255,977

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos ($)

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

	09.30.15	09.30.14	09.30.13	09.30.12	09.30.11
Net Financial Income	8,526,340	7,325,540	4,841,500	3,823,371	2,557,622
Net Income from Services	5,666,227	4,099,314	3,070,226	2,301,601	1,761,193
Provision for Loan Losses	1,523,147	1,893,729	1,267,975	945,561	571,817
Administrative Expenses	9,163,454	6,698,510	5,446,714	4,181,707	3,042,284
Net Income from Financial Brokerage	3,505,966	2,832,615	1,197,037	997,704	704,714
Other Miscellaneous Income	1,532,231	1,205,686	803,751	564,471	489,120
Income Tax	1,944,532	1,583,108	804,057	594,180	442,065

Net Income	3,093,665	2,455,193	1,196,731	967,995	751,769

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

	09.30.15	09.30.14	09.30.13	09.30.12	09.30.11
Funds Provided by Operating Activities	5,207,650	2,609,269	1,205,788	1,476,577	159,094
Funds Used in Investing Activities	(953,627)	(264,521)	(284,162)	(156,530)	(189,918)
Funds (Used in) Provided by Financing Activities	(974,732)	20,955	747,699	240,848	1,721,821
Financial Results and by Holding of Cash and Cash Equivalents	583,402	1,540,935	532,814	243,093	194,469

Total Funds Provided during the Period	3,862,693	3,906,638	2,202,139	1,803,988	1,885,466

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from Banco de Galicia y Buenos Aires S.A., the individual liquidity ratio for the Bank is detailed as follows:

	09.30.15	09.30.14	09.30.13	09.30.12	09.30.11
Liquid Assets(*) as a Percentage of Transactional Deposits	75.28	79.13	68.45	74.15	72.39
Liquid Assets(*) as a Percentage of Total Deposits	37.05	38.53	30.88	36.10	38.32

(*)	Liquid Assets include cash and due from banks, Lebacs and Nobacs, net call money, short-term placements in correspondent banks, Special Guarantees Accounts at the Argentine Central Bank and repo and reverse repo transactions with the local market.

SOLVENCY

	09.30.15	09.30.14	09.30.13	09.30.12	09.30.11
Solvency	10.74	10.26	8.69	8.26	7.42

FIXED ASSETS

	09.30.15	09.30.14	09.30.13	09.30.12	09.30.11
Fixed Assets (*)	3.50	3.49	3.91	3.96	3.89

(*)	Include Equity investments, bank premises and equipment, miscellaneous assets and intangible assets/Total assets.

PROFITABILITY

	09.30.15	09.30.14	09.30.13	09.30.12	09.30.11
Return on Average Assets(*)	3.82	3.88	2.71	2.81	2.91
Return on Average Shareholders’ Equity(*)	35.34	40.19	29.69	32.33	35.41

(*)	Annualized.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos ($)

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. Through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to both individual and corporate customers. Banco de Galicia y Buenos Aires S.A. operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering 260 branches, together with 394 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

During the first nine months of fiscal year 2015, Banco de Galicia y Buenos Aires S.A. recorded net income for $ 2,865,901, $ 542,100 (23.3%) higher than that recorded as of the same date in the prior fiscal year, which amounted to $ 2,323,801. The increase in income, when compared to the same period of fiscal year 2014, mainly resulted from the increase of $ 2,914,192 in net operating income (net financial income plus net income from services) and a lower provision for loan losses for $ 370,582. This effect was mainly mitigated by higher administrative expenses for $ 2,371,695 and the increase in income tax by $ 259,568.

The positive evolution of net operating income was due both to an increase in net income from services (amounting to $ 1,694,414, a 37.2% increase) and to a higher net financial income (amounting to $ 1,219,778, a 16.8% increase). The lower provision for loan losses was related to both the business portfolio and the individuals’ portfolio. Administrative expenses for the first nine months totaled $ 8,843,344, increasing 36.6% when compared to the same period of the previous fiscal year. Personnel expenses increased by 32.4% mainly due to the salary increase agreed upon with unions. The amortization of organization expenses amounted to $ 439,846, 90.3% higher as of September 30, 2014 because the Bank’s investment in the “SAP Core Banking” system began being amortized in December 2014. The remaining administrative expenses totaled $ 3,475,188, 38% higher than those as of the same date in the previous fiscal year. This variation was primarily due to the rise in costs related to the different services provided to the Bank. Total financing to the private sector amounted to $ 96,027,301, showing a 32.1% growth during the last twelve months, and total deposits reached $ 82,584,354, growing 37.5% when compared to the same period of the previous fiscal year. As of September 30, 2015, Banco de Galicia y Buenos Aires S.A.’s estimated share in loans to the private sector was 9.11%, while in deposits from the private sector it was 8.92%, when compared to 8.74% and 8.80%, respectively, for the previous fiscal year.

NET INVESTMENT S.A.

Grupo Financiero Galicia S.A.’s equity investment in Net Investment S.A.’s capital stock is 87.50%, whereas the remaining 12.50% is owned by Banco de Galicia y Buenos Aires S.A.

Net Investment S.A. was created to carry out Internet business transactions.

During 2011, Net Investment S.A.’s shareholders decided to change the corporate purpose in order to be able to make investments in companies that conduct supplementary and/or related activities.

On April 7, 2015, the company’s Board of Directors decided to exercise the put option on 325 shares in Weemba, Inc., representing the whole interest in this company, according to the Put Option Agreement executed on May 17, 2010. The option price amounts to US$ 15.39 (United States dollars fifteen with 39/100) per share. Such transaction was agreed on April 23, 2015.

For fiscal year 2015, Net Investment S.A.’s Board of Directors is analyzing new business opportunities and alternatives.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos ($)

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the nine-month period ended on September 30, 2015, amounted to $ 1,795,319. As of September 30, 2015, these companies had approximately 6.2 million policies/certificates insured in all their lines of business.

From a commercial standpoint, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the third quarter of 2015 exceeded that for the same quarter of the previous year by 47.6%.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.50% equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.50% interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of San Miguel de Tucumán, through which it carries out its transactions in the warrants market and as well includes other services related to its main activity, for different regional economies and geographic areas of the country.

Based on the experience and understanding of the warrant as a security instrument in the financial market, the company set as policy to spread the quality of the service provided and improve it through the certification of ISO 9001 Standards; its main focus, during this year, is the improvement to Merchandise Storage and Custody, and Marketing processes.

With regard to storage services, the level of activity in its warehouses remained, thus meeting expectations.

During fiscal year 2015, deposit certificates and warrants issued amounted to $ 1,176,054, regarding merchandise under custody located in different productive regions throughout the country.

As of September 30, 2015, Galicia Warrants S.A. obtained income from services amounting to $ 68,605.

Galicia Warrants S.A. continues working with the purpose of rendering its customers the best quality and more reliable service that is better tailored to meet their needs.

GALICIA ADMINISTRADORA DE FONDOS S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSION

Galicia Administradora de Fondos S.A.’s shareholders are Grupo Financiero Galicia S.A., holding 95% of the shares and Galicia Valores S.A., holding the remaining 5%.

Galicia Administradora de Fondos S.A. administers the FIMA mutual funds distributed by Banco de Galicia y Buenos Aires S.A., in its capacity as custodial agent of collective investment products corresponding to mutual funds, through its broad channel network, such as branches, electronic banking, phone banking, and to different customer segments (institutional, corporate and individual customers).

FIMA funds equity increased by 53.1% when compared to the close of fiscal year 2014, reaching, as of September 30, 2015, a volume of funds managed of $ 18,192,440, which accounts for a 9.9% market share.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

Figures Stated in Thousands of Pesos ($)

This increase in volume mainly took place in the institutional and corporate customers segments, particularly regarding FIMA Ahorro Pesos and FIMA Ahorro Plus.

The outlook for the last quarter of fiscal year 2015 is that mutual funds will continue growing, as well as the businesses related thereto, within the framework of the new Capital Markets Law, for instance, the management of investment portfolios, and the launch of new funds.

OUTLOOK

For the remaining months of fiscal year 2015, Grupo Financiero Galicia S.A.’s results of operations will mainly depend on the development of the Argentine economy, and, particularly, the evolution of the financial system.

Buenos Aires, November 9, 2015.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors and Shareholders of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires, Argentina

C.U.I.T. 30-70496280-7

1. We have performed a review of the accompanying interim financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Company”), which include the Balance Sheet as of September 30, 2015, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the nine-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes 1 to 16 and Schedules A, B, C, D, E, G and H, which supplement them. Furthermore, we have performed a review of the Company’s consolidated interim financial statements and its controlled companies for the nine-month period ended September 30, 2015, with Notes 1 to 39, which are presented as supplementary information.

2. The Company’s Board of Directors is responsible for the preparation and presentation of the accompanying interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank.

3. Our reviews were performed in accordance with standards applicable to syndics in Argentina. These standards require that syndics review the documents detailed in paragraph 1. observing auditing standards applicable to the review of financial statements, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes. In addition, they require that corporate decisions conform to the law and the bylaws with respect to formal and documental requirements. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their unqualified report on the review of interim financial statements on November 9, 2015 and whose work was conducted in accordance with Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) for the review of interim-period financial statements. A review of interim-period financial statements involves making inquiries to the Company’s staff responsible for the preparation of the information included in the interim-period financial statements and in performing analysis procedures and other review procedures. The scope of these reviews is substantially more limited than that of an audit conducted in accordance with Argentine auditing standards. Therefore, a review does not allow us to obtain assurance that we will be aware of all the significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows or on its consolidated financial statements. Given that it is not our responsibility to exercise any management control, our review did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the other procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances, including, among others, the control over the creation and subsistence of the directors’ guarantee.

4. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. Without changing our conclusion, as mentioned in Note 1.16. to the Company’s consolidated financial statements, those criteria differ, in certain respects, from the applicable professional accounting standards. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

5. Based on our reviews, with the scope described in point 3. above, we report that:

(i) Nothing has called our attention that make us think that the interim financial statements and the consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

(ii) The accompanying interim financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

(iii) As regards the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Rules and Regulations of the Buenos Aires Stock Exchange, Title IV, Chapter III, Article 12 of the National Securities Commission, and the Supplementary and Explanatory Statement by the Board of Directors required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

(iv) In compliance with the legality control that is part of our field of competence, we have no observations to make.

Buenos Aires, November 9, 2015

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires, Argentina

C.U.I.T. 30-70496280-7

Introduction

We have performed a review of the accompanying interim financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Company”), which include the Balance Sheet as of September 30, 2015, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the nine-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them. Furthermore, we have performed a review of the Company’s consolidated interim financial statements and its controlled companies for the nine-month period ended September 30, 2015, which are presented as supplementary information.

The amounts and other information for fiscal year 2014, and the related interim periods, are an integral part of the financial statements mentioned above and, therefore, shall be considered in connection with those financial statements.

Management’s Responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the accompanying interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank.

Scope of our Reviews

Our reviews were limited to the application of the review procedures set forth by Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for the review of interim-period financial statements. A review of interim-period financial statements involves making inquiries to the Company’s staff responsible for the preparation of the information included in the interim-period financial statements and in performing analysis procedures and other review procedures. The scope of these reviews is substantially more limited than that of an audit conducted in accordance with Argentine auditing standards. Therefore, a review does not allow us to obtain assurance that we will be aware of all the significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows and equivalents or on its consolidated financial statements.

Conclusion

Based on our reviews, nothing has called our attention that make us think that the interim financial statements and the consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

Emphasis Paragraph

The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. Without changing our conclusion, as mentioned in Note 1.16. to the Company’s consolidated financial statements, those criteria differ, in certain respects, from the applicable professional accounting standards. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)	The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements as of September 30, 2015 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	We have read the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and Title IV, Chapter III, Article 12 of the regulations of the National Securities Commission, and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, about which, insofar as concerns our field of competence, we have no significant observations to make.

d)	As of September 30, 2015, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $ 82,662.58, which was not yet due at that date.

e)	As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

e.2)	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 94.33% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

e.3)	93.46% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in the Bank mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 100% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

Buenos Aires, November 9, 2015.

PRICE WATERHOUSE & CO. S.R.L.